As submitted confidentially to the Securities and Exchange Commission on October 2, 2013

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Modern Holdings Incorporated

(Exact name of registrant as specified in its charter)

Delaware	6719	13-3799783
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

89 Summit Avenue

Summit, New Jersey 07901

(908) 378-2867

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Henry L. Guy

President and Chief Executive Officer

Modern Holdings Incorporated

89 Summit Avenue

Summit, New Jersey 07901

(908) 378-2867

(Name, address, including zip code and telephone number, including area code, of agent for service)

With a copy to:

James T. Seery, Esq.

LeClairRyan, A Professional Corporation
One Riverfront Plaza
1037 Raymond Boulevard, Sixteenth Floor
Newark, New Jersey 07102

 (973) 491-3600

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by market conditions.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ⁭

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ⁭

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ⁭

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common Stock	7,977,254	$0.64	$5,105,443	$

(1)	Represents shares underlying warrants issued by predecessors of the selling stockholder. Includes an indeterminable number of additional shares of common stock, pursuant to Rule 416 under the Securities Act of 1933, as amended, that may be issued to prevent dilution from stock splits, stock dividends or similar transactions that could affect the shares to be offered by the selling stockholder.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended. The price per share and aggregate offering price are based on the warrant exercise price at a price per warrant of $1.30.

(3)	Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholder named in this prospectus is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated October 2, 2013

PROSPECTUS

MODERN HOLDINGS INCORPORATED

7,977,254 Shares of Common Stock

This prospectus relates to the offering and sale of 7,977,254 shares of our common stock, par value $0.01 per share, held by our principal stockholder Great Universal LLC, or Great Universal. As a result of warrants issued by predecessors of Great Universal, Great Universal is obligated to issue shares of our common stock to holders of such warrants upon exercise of the warrants at an exercise price of $1.30 per warrant. Each warrant now entitles the holder to receive upon exercise 2.05851 shares of our common stock. We will not receive any proceeds from the exercise of these warrants or from the sale, if any, of the shares of our common stock underlying these warrants. The warrants will expire six months after the date the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission.

There is not currently, and there has never been, any market for any of our securities. Our securities are not currently eligible for trading on any national securities exchange, or any over-the-counter markets, including the Over the Counter Bulletin Board, or OTCBB. We cannot assure you that our securities will become eligible for trading on any exchange or market.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” as defined under the federal securities laws, and, as such, are eligible for reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investment in our common stock involves risks. See “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

The date of this prospectus is           , 2013.

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You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Prospectus Summary

The following summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information that should be considered before investing in our common stock. Before making an investment decision, investors should carefully read the entire prospectus, paying particular attention to the risks referred to under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and our financial statements and the notes to those financial statements.

As used in this prospectus, unless the context requires otherwise, the terms “Company,” “we,” “our” and “us” refer to Modern Holdings Incorporated together with its subsidiaries.

Overview

Modern Holdings Incorporated, a Delaware corporation, is a holding company owning subsidiaries that engage in a number of diverse business activities including telecommunications, business to business support services, school photography, and insurance claims administration. Modern Holdings’ portfolio companies provide their products and services to a diverse range of clients. The Company’s services currently focus on:

•	billing software products for the telecommunications industry

•	IT support for business to business markets

•	school photography throughout New York and New Jersey

•	third party claims administration to the insurance industry

The Company’s primary operations are in Sweden with additional operations in the United States, and the Company’s headquarters are located in Summit, New Jersey.

Modern Holdings invests its capital in the equity of privately held companies. These investments include buy-outs of businesses that have operated for several years as well as minority investments in start-ups. Investment candidates are typically businesses with management teams pursuing scalable business opportunities located in the United States and Europe. Our current geographical focus is the United States and Scandinavia.

Our Corporate Information

We were incorporated under the laws of the State of Delaware in September 1994 under the name Innova International Corporation and in April 1999 changed our name to XSource Corporation. We changed the name of the firm to Modern Holdings Incorporated in January 2003. Our principal executive offices are located at 89 Summit Avenue, Summit, New Jersey 07901 and our telephone number is (908) 378-2867. Our website address is www.modernholdings.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Our logo, trademarks and service marks are the property of Modern Holdings. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

Warrants

The warrants to which this prospectus relates were originally warrants for the purchase of shares of common stock of American Satellite Networks, Inc., or ASN, pursuant to a warrant agreement entered into in December 1993. Under the warrant agreement, the warrants expire six months after the registration of the shares to which the warrants relate. Subsequently, Great Universal assumed the rights and obligations under the warrant agreement to issue shares of common stock of XSource Corporation (now Modern Holdings) when and if warrant holders exercised the warrants pursuant to an effective registration statement. We have agreed to register the shares of common stock underlying these warrants in order to enable the warrants holders, at their sole discretion, to exercise the warrants, pay the exercise price of $1.30 per warrant to Great Universal, and receive 2.05851 shares of our common stock for each warrant that is exercised. The warrants will expire six months after the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission. In connection with our filing a registration statement, we will become subject to the reporting requirements under the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”).

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Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups, or JOBS, Act enacted in April 2012. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act of 2002, or Sarbanes Oxley Act,

•	reduced disclosure obligations regarding executive compensation in our periodic reports and registration statements, and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may comply with these provisions for up to five years after the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, which we expect will be pursuant to this registration statement. However, if certain events occur prior to the end of such five year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1 billion or we issue more than $1 billion of non-convertible debt in any three year period, we would cease to be an emerging growth company prior to the end of such five year period.

We may choose to comply with some but not all of these reduced burdens. We have complied with certain of the reduced disclosure obligations regarding executive compensation in this registration statement and may elect to comply with other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

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THE OFFERING

Common Stock Underlying the Warrants Issued By Predecessor of Great Universal	Up to 7,977,254 shares of common stock of Modern Holdings. Each warrant now entitles the holder to receive upon exercise 2.05851 shares of our common stock.

Common Stock Outstanding, Both Before and After the Offering	Because the shares of common stock of Modern Holdings underlying the warrants are already issued and outstanding, and held by Great Universal, the number of shares of our common stock outstanding both before and after the offering is the same. As of June 30, 2013 and December 31, 2012, there were 15,204,320 shares of our common stock issued and outstanding, which includes 793,987 shares held in treasury stock.

Use of Proceeds	We will not receive any proceeds from the exercise of the warrants to acquire shares of our common stock or receive any proceeds from sale of the shares of common stock underlying the warrants.

Market for our shares	There is not now and never has been any market for our securities and an active market may never develop. Further, at the time of exercise of any warrants, a warrant holder will not know how many other warrant holders, if any, have elected to exercise. Specifically, there may never be a market for the shares subject to the warrants.

Risk Factors	Please read the section entitled “Risk Factors” beginning on page 5 for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our common stock.

Under its certificate of incorporation, as amended to date, the Company is authorized to issue 20,000,000 shares of common stock and 1,000,000 shares of special preferred stock. As of June 30, 2013 and December 31, 2012, there were 15,204,320 shares of common stock issued and outstanding, which includes 793,987 shares held in treasury stock and no shares of special preferred stock issued and outstanding.

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Special Note Regarding Forward-Looking Statements

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Our Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the risk factors and other cautionary statements that are included in this prospectus. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

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Risk Factors

Investing in our common stock involves a high degree of risk. In addition to the information, documents or reports included or incorporated by reference in this prospectus and, if applicable, any prospectus supplement or other offering materials, you should carefully consider the risks described below in addition to the other information contained in this report, before making an investment decision. Our business, financial condition or results of operations could be harmed by any of these risks. The risks and uncertainties described below are not the only ones we face. Additional risks not currently known to us or other factors not perceived by us to present significant risks to our business at this time also may impair our business operations.

Risks Related to this Offering

The exercise price of the warrants exceed the book value per share of our common stock.

Each warrant now entitles the holder to receive upon exercise 2.05851 shares of our common stock. The warrants have an exercise price of $1.30 per warrant, or approximately $0.64 per share. This price is substantially higher than the book value per share of our common stock, and you will suffer immediate and substantial dilution in the book value of the common stock you purchase in this offering. The book value of our common stock as of June 30, 2013 is negative due to our stockholders’ deficit of $61,565, or approximately $0.00 per share of common stock based upon 15,204,320 shares outstanding. Book value per share is equal to our total assets, less our total liabilities, divided by the total number of shares outstanding as of June 30, 2013.

There is currently no market for our common stock and there can be no assurance that any market will ever develop. You may therefore be unable to resell shares of our common stock.

Our common stock is not listed on a national securities exchange, an over-the-counter market or any other exchange or market. In addition, our common stock is currently held by only six stockholders of record. Therefore, there is no trading market, active or otherwise, for our common stock and our common stock may never be included for trading on any stock exchange, automated quotation system or any over-the-counter market. Accordingly, our common stock is highly illiquid and you will likely experience difficulty in reselling such shares at times and prices that you may desire. Even if a substantial number of warrant holders elect to participate in this offering, of which there can be no assurance, our common stock will still be held by a limited number of holders.

There can be no assurance that holders of the warrants will elect to participate in this offering and exercise their warrants for shares of Modern Holdings.

We do not know how many warrant holders, if any, will elect to participate in this offering. Further, at the time of exercise of any warrants, a warrant holder will not know how many other warrant holders, if any, have elected to exercise. The fewer warrant holders that exercise, the less likely it will be that a market will develop for our common stock and the more difficult it will be for you to resell your shares of common stock.

We will only be subject to the periodic reporting obligations under Section 15(d) of the Exchange Act.

Upon completion of this offering, we will become subject to the reporting and information requirements of Section 15(d) of the Exchange Act and, as a result, will file periodic reports, and other information with the SEC. Accordingly, we will only be subject to the periodic reporting obligations imposed by Section 15(d) of the Exchange Act, and we will not be subject to the proxy rules, Section 16 short-swing profit provisions, beneficial ownership reporting, the bulk of the tender offer rules and the reporting requirements of Section 13 of the Exchange Act.

We intend to deregister under the Exchange Act when permitted to do so, which would result in a reduction in the amount and frequency of publicly-available information about us.

We currently intend to deregister our common stock with the SEC and terminate our reporting obligations when and as permitted under the Exchange Act. Deregistration of our common stock would result in a reduction in the amount and frequency of publicly-available information about the Company because we would no longer be required to file Exchange Act reports with the SEC, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K. We intend to deregister our common stock because the legal, accounting, and other expenses incurred with being a reporting company are significant in relation to the size of our company. These rules and regulations will increase our legal and financial compliance costs and may make some activities more time-consuming. These requirements may place a strain on our systems and on our management and financial resources.

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We are an “emerging growth company,” and may elect to comply with reduced public company reporting requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act enacted in April 2012. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in our periodic reports, and registration statements, and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We are complying with the reduced disclosure obligations regarding executive compensation in this registration statement and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Risks Related to Our Business

We are a small company with limited resources.

We are a small company with limited resources. For the six months ended June 30, 2013, we had total revenues of $12,166,660 and loss from operations of $(3,096,897). In 2012, we had total revenues of $28,583,034 and loss from operations of $(3,864,196). Most of our competitors have greater resources than we do. Our competitors may be able to anticipate, influence or adapt more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the promotion and sale of their products and services, initiate or withstand substantial price competition, take advantage of acquisitions or other opportunities more readily and develop and expand their services more quickly than we can.

We depend on revenues from a few significant relationships, and any loss, cancellation, reduction, or interruption in these relationships could harm our business.

We expect that our client concentration will not change significantly in the near future. We derive a significant portion of our revenues from a small number of customers. For the six months ended June 30, 2013, two of our clients (Millicom International Cellular S.A. and Tele2 AB) accounted for 8% and 23%, respectively, of the Company’s total revenues for the period, and 17% and 46% of the revenues for our Telecommunications segment. In 2012, two of our clients (Millicom International Cellular S.A. and Tele2 AB) accounted for 13% and 19%, respectively, of the Company’s total revenues for the fiscal year 2012, and 25% and 38% of the revenues for our Telecommunications segment. Our current director Andreas M. Stenbeck holds directly and indirectly greater than 5% of the voting power of each client. We expect that a significant portion of our total revenues and Telecommunications revenue will continue to be contributed by a limited number of large clients in the near future. The loss or financial difficulties of any of our large clients would have a material adverse effect on our business, results of operations, financial condition and cash flow. Our success depends on our ability to develop and manage relationships with significant clients. During the six months ended June 30, 2013, we were informed by our insurance segment’s largest customer, which approximates 40% of that business, that they were terminating our agreement. We recorded an impairment of intangible assets of approximately $1.4 million during this period.

General economic and business conditions could negatively affect our business in multiple ways.

We conduct business through our portfolio companies across a range of business areas. Therefore, we are exposed to risks attributable to the general economic environment, and risks inherent in individual industrial sectors and business lines in which we operate.

Adverse global economic conditions and uncertain conditions in the credit market have had, and in the future could have, a significant adverse effect on our company and our operating businesses. Some of the risks and uncertainties we face as a result of these global economic and credit market conditions include the following:

•	Volatile Demand. Negative or uncertain global economic conditions could cause many of our direct and indirect customers to delay or reduce their purchases of our products and systems containing our products. In addition, many of our customers rely on credit financing to purchase our products. If negative conditions in the global credit markets prevent our customers’ access to credit, product orders may decrease, which could result in lower revenue. Likewise, if our suppliers, sub-suppliers and sub-contractors (collectively referred to as “suppliers”) face challenges in obtaining credit, in selling their products or otherwise in operating their businesses, they may be unable to offer the materials we use to manufacture our products. These actions could result in reductions in our revenue and increased operating costs, which could adversely affect our business, results of operations and financial condition.

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•	Restructuring Activities. If demand slows significantly as a result of a deterioration in economic conditions or otherwise, we may need to execute restructuring activities to realign our cost structure with softening demand. The occurrence of restructuring activities could result in impairment charges and other expenses, which could adversely impact our results of operations or financial condition.

•	Credit Volatility and Loss of Receivables. We extend credit and payment terms to some of our customers. In addition to ongoing credit evaluations of our customers’ financial condition, we traditionally seek to mitigate our credit risk by purchasing credit insurance on certain of our accounts receivable balances. As a result of the continued uncertainty and volatility in global economic conditions, however, we may find it increasingly difficult to be able to insure these accounts receivable. We could suffer significant losses if a customer whose accounts receivable we have not insured, or have underinsured, fails and is unable to pay us. Additionally, negative or uncertain global economic conditions increase the risk that if a customer whose accounts receivable we have insured fails, the financial condition of the insurance carrier for such customer account may have also deteriorated such that it cannot cover our loss. A significant loss of an accounts receivable that we cannot recover through credit insurance would have a negative impact on our financial results.

•	Impairment Charges. Negative or uncertain global economic conditions could result in circumstances, such as a sustained decline in our stock price and market capitalization or a decrease in our forecasted cash flows such that they are insufficient, indicating that the carrying value of our long-lived assets or goodwill may be impaired. If we are required to record a significant charge to earnings in our consolidated financial statements because an impairment of our long-lived assets or goodwill is determined, our results of operations will be adversely affected.

Once we are engaged by a client for telecommunications services, it may take us several months before we start to recognize significant revenues.

When we are engaged by a client after the selling process for our telecommunications services, it takes on average from twelve to thirty weeks to integrate the client’s systems with ours, and on average an additional three months thereafter to build up our services to the client’s requirements. Depending on the complexity of the processes being implemented, these time periods may be significantly longer. Implementing processes can be subject to potential delays similar to certain of those affecting the selling cycle. Therefore, we do not recognize significant revenues until after we have completed the implementation phase.

Consistency in our revenues from period to period depends in part on our ability to reflect the changing demands and needs of our existing and potential clients. If we are unable to adjust our pricing terms or the mix of products and services we provide to meet the changing demands of our clients and potential clients, our business, results of operations and financial condition may be adversely affected.

Most of our contracts use a pricing model that provides for hourly or annual billing rates. Industry pricing models are evolving, however, and we anticipate that clients may increasingly request transaction-based or other pricing models. If we are unable to obtain operating efficiencies or if we make inaccurate assumptions for contacts with transaction-based pricing, our profitability may be negatively affected. If we are unable to adapt our operations to evolving pricing protocols, our results of operations may be adversely affected or we may not be able to offer pricing that is attractive relative to our competitors.

In addition, the services we provide to our clients and the revenues and income from those services may decline or vary as the type and quantity of services we provide under those contracts changes over time, including as a result of a shift in the mix of products and services we provide. Furthermore, our clients, some of which have experienced significant and adverse changes in their prospects, substantial price competition and pressures on their profitability, have in the past and may in the future demand price reductions, automate some or all of their processes or change their outsourcing strategy by moving more work in-house or to other providers, any of which could reduce our profitability. Any significant reduction in or the elimination of the use of the services we provide to any of our clients, or any requirement to lower our prices, would harm our business

Our profitability will suffer if we are not able to appropriately price our services or manage our asset utilization levels.

Our profitability is largely a function of the efficiency with which we utilize our assets, and in particular our people and our operations centers, and the pricing that we are able to obtain for our services. Our asset utilization levels are affected by a number of factors, including our ability to transition employees from completed projects to new assignments, attract, train and retain employees, forecast demand for our services and maintain an appropriate headcount in each of our locations, as well as our need to dedicate resources to employee training and development and other typically non-chargeable activities. The prices we are able to charge for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, substantial price competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenues from client engagements, our ability to estimate resources for long-term pricing, margins and cash flows for long-term contracts and general economic and political conditions. Therefore, if we are unable to appropriately price our services or manage our asset utilization levels, there could be a material adverse effect on our business, results of operations and financial condition.

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Certain of our services are cyclical and based on specific projects involving short-term contracts.

Certain of our services, such as our photography and telecommunications services, are cyclical and can be significantly affected by variations in business cycles. Changes in the deadlines or the scope of work required for compliance with the requirements of legislation applicable to our clients could have a significant impact on certain service offerings of our telecommunications business services.

In addition, a majority of our IT support services consist of specific projects with contract terms generally not exceeding one year and may not produce ongoing or recurring business for us once the project is completed. These contracts also usually contain provisions permitting termination of the contract after a short notice period. The short-term nature and specificity of these projects could lead to material fluctuations and uncertainties in the revenues generated from these businesses.

Our operating results may experience significant variability and as a result it may be difficult for us to make accurate financial forecasts.

Our revenues, operating results and profitability have varied in the past and are likely to vary in the future, which could make it difficult to make accurate financial forecasts. Factors that are likely to cause these variations include:

•	the number, timing, scope and contractual terms of projects in which we are engaged;

•	delays in project commencement or staffing delays due to difficulty in assigning appropriately skilled or experienced IT professionals;

•	the accuracy of estimates of resources, time and fees required to complete fixed-price projects and costs incurred in the performance of each project;

•	changes in pricing in response to client demand and competitive pressures;

•	changes in the allocation of onsite and offshore staffing;

•	the business decisions of our clients regarding the use of our services;

•	the ability to further grow revenues from existing clients;

•	the available leadership and senior technical resources compared to junior engineering resources staffed on each project;

•	seasonal trends, primarily our hiring cycle and the budget and work cycles of our clients;

•	delays or difficulties in expanding our operational facilities or infrastructure;

•	the ratio of fixed-price contracts to time-and-materials contracts in process;

•	employee wage levels and increases in compensation costs, including timing of promotions and annual pay increases;

•	unexpected changes in the utilization rate of our professionals;

•	unanticipated contract or project terminations;

•	the timing of collection of accounts receivable;

•	the continuing financial stability of our clients; and

•	general economic conditions.

If we are unable to make accurate financial forecasts, it could materially adversely affect our business, financial condition and results of operations.

Our management has no experience in managing and operating a public company, and any failure to comply or adequately comply with any federal or state securities laws, rules, or regulations could subject us to fines or regulatory actions, which may materially adversely affect our business, results of operations and financial condition.

Our management has no experience in managing and operating a public company and may rely in many instances on the professional experience and advice of third parties including its attorneys and accountants. Failure to comply or adequately comply with any federal or state securities laws, rules, or regulations may result in fines or regulatory actions, which may materially adversely affect our business, results of operation, or financial condition.

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Our senior management team is critical to our continued success and the loss of one or more members of our senior management team could harm our business.

Our future success substantially depends on the continued services and performance of the members of our management team and other key employees possessing technical and business capabilities, including industry expertise, that are difficult to replace. Specifically, the loss of the services of Henry L. Guy, our Chief Executive Officer, could seriously impair our ability to continue to manage and expand our business. There is intense competition for experienced senior management and personnel with technical and industry expertise in the industries in which we operate, and we may not be able to retain these officers or key employees. We have not entered into employment and non-competition agreements with all of our executive officers, and for the agreements we have entered into certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In addition, we currently do not maintain “key person” insurance covering any member of our management team.

The loss of any of our key employees, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is intense and we experience significant employee turnover rates.

There is significant competition for professionals with skills necessary to perform the services we offer to our clients. Increased competition for these professionals could have an adverse effect on us. A significant increase in the turnover rate among our employees, particularly among the highly skilled workforce needed to provide our services, would increase our recruiting and training costs and decrease our operating efficiency, productivity and profit margins, and could lead to a decline in demand for our services. High turnover rates generally do not impact our revenues as we factor the attrition rate into our pricing models by maintaining additional employees for each process. However, high turnover rates do increase our cost of revenues and therefore impact our profit margins due to higher recruitment, training and retention costs as a result of maintaining larger hiring, training and human resources departments and higher operating costs due to having to reallocate certain business processes among our operations centers where we have access to the skilled workforce needed for the business.

In addition, our ability to maintain and renew existing engagements and obtain new business will depend, in large part, on our ability to attract, train and retain personnel with skills that keep pace with the demand for the services we provide, evolving industry standards and changing client preferences. A lack of sufficiently qualified personnel could also inhibit our ability to establish operations in new markets and our efforts to expand geographically. Our failure to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Employee wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.

As the scale of our operations and services increases, wages as a percentage of revenues will likely increase. Wage increases in the long term may reduce our profit margins.

We may not be fully insured for all losses we may incur.

Although we attempt to limit and mitigate our liability for damages arising from negligent acts, errors or omissions through contractual provisions, limitations of liability set forth in our contracts may not be enforceable in all instances or may not otherwise protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Although we have general liability insurance coverage, including coverage for errors or omissions, property damage or loss and breaches of privacy and network security, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, and our insurers may disclaim coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

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We do not intend to pay dividends in the foreseeable future, and, because we are a holding company, we may be unable to pay dividends.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent on then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions under our credit agreement, business prospects and other factors that our board of directors considers relevant. Furthermore, because we are a holding company, any dividend payments would depend on the cash flow of our subsidiaries. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate.

The tax effects of onshoring funds earned in overseas subsidiaries are prohibitive.

Net income earned in our Swedish subsidiaries is taxed in Sweden at a rate of 26%. In order to transfer those funds back to the U.S. to be used as working capital or investment capital an additional tax must be paid of approximately 8% which is the difference between the Swedish and U.S. tax rates. This additional tax makes it inefficient and costly to use funds earned in Sweden for various purposes in the United States, and this will restrict our ability to conduct our business and seek additional acquisitions in the United States.

We may choose to expand operations to additional countries and may not be successful in maintaining our current profit margins in our new locations due to factors beyond our control.

We may choose to expand our product line to sell into additional markets beyond the United States,Scandinavia, Africa and Europe, and if we do, the overall complexity of our business could increase at an accelerated rate as we would become subject to different market dynamics. The new markets into which we may expand may have different characteristics from the markets in which we currently exist. These different characteristics may include, among other things, demand volume requirements, demand seasonality, product generation development rates, customer concentrations, warranty and product return policies and performance and compatibility requirements. Our failure to make the necessary adaptations to our business model to address these different characteristics, complexities and new market dynamics could adversely affect our operating results.

We have significant foreign operations and there are inherent risks in operating overseas.

There are risks in operating facilities in foreign countries because, among other reasons, we may be unable to attract sufficient qualified personnel, intellectual property rights may not be enforced as we expect, and legal rights may not be available as contemplated.  Should any of these risks occur, our ability to expand our foreign operations may be materially limited and we may be unable to maximize the output from these facilities and our financial results may decrease from our anticipated levels.  The inherent risks of international operations could materially adversely affect our business, financial condition and results of operations.  The types of risks faced in connection with international operations and sales include, among others:

•	cultural differences in the conduct of business;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	challenges in obtaining and maintaining financing;

•	impact of recessions in economies outside of the United States;

•	reduced or obtainable protection for intellectual property rights in some countries;

•	unexpected changes in regulatory requirements;

•	tariffs and other trade barriers;

•	political conditions in each country;

•	management and operation of an enterprise spread over various countries;

•	the burden and administrative costs of complying with a wide variety of foreign laws; and

•	currency restrictions.

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We may increase the range of services that we provide to our clients and our business and future prospects are difficult to evaluate.

We are exploring opportunities to provide services that we have not provided to date. Should we decide to expand our service offerings, our results of operations may be negatively affected during any transition or growth period before such offerings achieve profitability. For example, we may need to expand our training of our existing employees or recruit new, specially-trained employees to provide these services, which could increase our costs of revenues disproportionately to the revenues generated by such services. Other challenges we may face include the diversion of our management’s attention, attracting and retaining clients for such services, integrating any new services into our current suite of services and managing any resulting growth in our operations.

Our inability to identify and make acquisitions could disrupt our operations and adversely impact our business and operating results.

A key part of our growth strategy is to acquire other companies that complement our service offerings or broaden our technical capabilities and geographic presence. Acquisitions involve certain known and unknown risks that could cause our actual growth or operating results to differ from our expectations or the expectations of securities analysts. For example:

•	we may not be able to identify suitable acquisition candidates or acquire additional companies on acceptable terms;

•	we may pursue international acquisitions, which inherently pose more risk than domestic acquisitions;

•	we compete with others to acquire companies, which may result in decreased availability of, or increased price for, suitable acquisition candidates;

•	we may not be able to obtain the necessary financing on favorable terms, or at all, to finance any of our potential acquisitions;

•	we may ultimately fail to consummate an acquisition even if we announce that we plan to acquire a company; and

•	acquired companies may not perform as we expect, and we may fail to realize anticipated revenue and profits.

In addition, our acquisition strategy may divert management’s attention away from our existing businesses, resulting in the loss of key clients or key employees, and expose us to unanticipated problems or legal liabilities, including responsibility as a successor-in-interest for undisclosed or contingent liabilities of acquired businesses or assets.

If we are not able to integrate acquired businesses successfully, our business could be harmed.

Our inability to successfully integrate future acquisitions could impede us from realizing all of the benefits of those acquisitions and could severely weaken our business operations. The integration process may disrupt our business and, if implemented ineffectively, may preclude realization of the full benefits expected by us and could harm our results of operations. In addition, the overall integration of the combining companies may result in unanticipated problems, expenses, liabilities, and competitive responses, and may cause our stock price to decline. The difficulties of integrating an acquisition include, among others:

•	unanticipated issues in integration of information, communications, and other systems;

•	unanticipated incompatibility of logistics, marketing, and administration methods;

•	maintaining employee morale and retaining key employees;

•	integrating the business cultures of both companies;

•	preserving important strategic client relationships;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations; and

•	coordinating geographically separate organizations.

In addition, even if the operations of an acquisition are integrated successfully, we may not realize the full benefits of the acquisition, including the synergies, cost savings, or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all. If we are unable to effectively execute acquisitions, our business, financial condition and operating results could be adversely affected.

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Our financial results are based in part on our estimates or judgments relating to our critical accounting policies. These estimates or judgments may prove to be incorrect, which could harm our operating results and result in a decline in our stock price.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenues and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, goodwill and intangibles, and accounting for income taxes.

Our independent registered public accountants have identified several material weaknesses and significant deficiencies in our internal control over financial reporting. If we are unable to remediate the material weaknesses and significant deficiencies, or other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner. In addition, because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

In connection with the contemporaneous audit of our consolidated financial statements for the years ended December 31, 2012 and 2011, our independent registered public accountants identified several material weaknesses and several significant deficiencies in our internal control over financial reporting. The material weakness resulted in the need for adjustments to our financial statements during the audit. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting, including the audit committee of the board of directors.

Our material weaknesses related to a failure to properly design our financial closing and reporting processes. We lack documented processes and controls as well as proper segregation of duties. Our close process lacked the proper execution throughout the years being audited to analyze, record, review and monitor compliance with generally accepted accounting principles for transactions, including revenue recognition, on a timely basis.

Our significant deficiencies relate to deficiencies in employment policies, inadequate processes to completely and accurately account for long-term contracts, inadequate payroll document retention, inadequate documentation to establish completeness of cash and checks received in our photography segment and no review / approval on Journal entry documentation by corporate.

We cannot be certain that we will successfully remediate the material weaknesses and significant deficiencies or that other material weaknesses and control deficiencies will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our common stock to decline.

When we become a public company following this initial public offering, we will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. Whether or not our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed. However, our independent registered public accounting firm will not be required to attest formally to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accountants for the foreseeable future.

FOR ALL OF THE AFORESAID REASONS, AND OTHERS SET FORTH HEREIN, INVESTING IN SHARES OF OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT IN SHARES OF OUR COMMON STOCK OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS PROSPECTUS. SHARES OF OUR COMMON STOCK SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY AND HAVE NO IMMEDIATE NEED FOR A RETURN ON THEIR INVESTMENT.

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Description of Our Business

Modern Holdings Incorporated, a Delaware corporation, is a holding company owning subsidiaries that engage in a number of diverse business activities including telecommunications, business to business support services, school photography, and insurance claims administration. Modern Holdings’ portfolio companies provide their products and services to a diverse range of clients. The Company’s services currently focus on:

•	billing software products for the telecommunications industry

•	IT support for business to business markets

•	school photography throughout New York and New Jersey

•	third party claims administration to the insurance industry

The Company’s primary operations are in Sweden with additional operations in the United States, and the Company’s headquarters are located in Summit, New Jersey.

The primary operating companies of Modern Holdings are:

•	Basset AB (“Basset”) based in Sundbyberg, Sweden, is a provider of interconnect, roaming, fraud detection and billing software for the telecommunication industry. For the six months ended June 30, 2013, Basset had revenue of $6.1 million (including revenue from TailorMade Consulting Group Sweden AB, another wholly-owned subsidiary of the Company, which was merged into Basset in January 2013). In 2012, Basset had annual revenue of $14.3 million (including revenue from TailorMade Consulting Group Sweden AB, another wholly-owned subsidiary of the Company, which was merged into Basset in January 2013).

•	Xpeedio Support Solutions AB (“Xpeedio”) based in Stockholm, Sweden, is an IT support company with clients located primarily in Sweden, in the business to business market. For the six months ended June 30, 2013, Xpeedio had revenue of $1.8 million. In 2012, Xpeedio had annual revenue of $4.5 million.

•	Lors Photography, Inc. (“Lors”) based in Union, New Jersey, is a provider of school photography services in New York and New Jersey. For the six months ended June 30, 2013, Lors had revenue of $1.6 million. In 2012, Lors had annual revenue of $4.9 million.

•	Innova Claims Management, LLC (“Innova” or “SCM”) based in Secaucus, New Jersey, is a company that provides third party claims administration to the insurance industry. For the six months ended June 30, 2013, Innova had revenue of $2.7 million. In 2012, Innova had annual revenue of $4.9 million.

In addition to the operating companies, Modern Holdings holds minority interests in the following companies:

•	Kodi Klip LLC – a start-up in the construction industry whose product is a patent protected plastic clip used to connect rebar. As of June 30, 2013 and December 31, 2012, the carrying value is $50,000 based upon the company’s filing for bankruptcy in June 2012.

•	Solidus LP – an investment partnership focused primarily on private, early stage investments in the Southeastern United States. As of June 30, 2013 and December 31, 2012, the carrying value is approximately $224,000.

•	Decimal Inc. (“theonline401k”) – a company which provides a web based 401k platform primarily to small businesses. As of June 30, 2013 and December 31, 2012, the carrying value is approximately $13,000.

•	NeighborMD LLC – an urgent care operator based in the southeastern United States. As of December 31, 2012, the carrying value is $450,000. As the investment was sold in 2013, there is no carrying amount for this investment at June 30, 2013.

Businesses:

Telecommunications. As of January 1, 2013, Basset merged with TailorMade Consulting Group Sweden AB to form Basset. The Company owns 100% of Basset, a provider of software solutions within the telecommunications and energy industries in the areas of mediation, billing, interconnect and fraud. Founded in 1997, Basset’s customer base consists primarily of telecommunications operators who have one or more of Basset’s software products installed. In addition to the telecommunications industry, Basset provides billing solutions to utilities in Scandinavia and the United States. Basset is headquartered in Sundbyberg, Sweden, and operates satellite offices in New Jersey, U.S.; Nairobi, Kenya; Dubai, UAE; and Hong Kong, China. Basset has 82 full-time employees consisting of developers, business analysts, sales executives, support specialists, installation and administrative employees, with a majority of the staff located at its headquarters. Basset markets its products and services directly to telecommunications and utility companies. Once Basset is awarded a contract to provide its solutions to a client, the customer will enter into a license agreement that provides up front revenue. Recurring revenue is earned through change orders and a long term service agreement.

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Basset markets four different software products to telecommunications providers:

•	Interconnect Billing: manages rating, billing and reconciliation;

•	Roaming Billing: manages the roaming business and ensures compliance;

•	Watchdog Fraud: a fraud detection and management tool; and

•	Flex Account: manages a customer’s account by combining invoices from several different billing systems, creating unique combinations between postpaid and prepaid billing, and administrating installment payments and deposits with interest and other features.

Basset markets eight different software products to utilities:

•	Smart Billing: A billing system that utilizes external meter data management infrastructure and an external CRM system to replace the utility’s existing CIS system. Parts of the solution are fully developed while other elements still need to be developed;

•	Convergent Invoicing: Converges the gas, water, and electricity billing information on one invoice without changing the billing system;

•	Budget Payment: Allows consumers to pay a fixed fee each month even though their energy consumption may vary due to high seasonal variability;

•	Utility Rating: A rating engine that allows the utility to measure energy consumption in real time. The utility rating solution is designed to complement the existing CIS system;

•	Prepaid Billing: a software centric solution that allows the utility to offer a prepaid billing option. Historically, prepaid solutions for utilities have been hardware based and very expensive to install. The software provides two-way communication with a smart meter that allows the utility to adjust the prepaid balance in real-time;

•	Large Account Billing: Automates the billing process for large business to business customers. The solution supports frequent metering, a large numbers of transactions, and extremely complex price and product structures;

•	Micro Production: handles the billing process for consumers who not only purchase energy, but also produce renewable energy and sell it into the grid; and

•	Smart City: Handles the billing processes for utilities and telecommunication providers that want to bundle the two services and provide customers with one single invoice.

IT Support. The Company owns 100% of Xpeedio, an information technology (“IT”) support company that provides IT systems and applications support services for businesses located primarily in the Nordic region. Xpeedio offers a full array of services such as helpdesk, system support, quality assurance, operations, consultancy services, training services for users and administrators, and support services for software solutions and databases. Xpeedio also provides Xamine, a web based errand system that allows users to create and update errands, as well as offers solutions for the operations and support of servers and applications. Xpeedio was founded in 2003 and is headquartered in Stockholm, Sweden. Xpeedio markets its services directly to small and medium sized businesses through its two sales representatives, one part-time recruiting resource and one part-time marketing employee. Xpeedio offers a wide range of IT related services including: infrastructure consulting, process improvement, service desk system, operations, support, support-on-demand, and monitoring.

Xpeedio markets seven different IT related services to its clients:

•	IT Infrastructure Consulting: Provides temporary staff in the form of technical support, server technicians and IT administrators. In addition to providing temporary staff, Xpeedio’s in-house staff can help implement a new IT-platform or migrate a new software release;

•	Process Improvement: In-house business consultants utilize extensive experience and proven process frameworks to analyze a customer’s existing support processes and help them establish a more efficient process. Xpeedio can also work with the client to provide an implementation plan with a timetable that is suitable for the client. When the action plan is set, Xpeedio offers continued support to monitor the implementation process;

•	Service Desk System: Referred to as Xamine, the service desk system facilitates the customer’s support process and ensures it is being followed. Xamine is web based and scalable so it provides easy customization and high availability;

•	IT-Operations: Consults directly with clients to construct an optimized IT solution. Xpeedio can manage the ongoing IT operation by maintaining an updated firewall, monitoring and maintaining all applications, and protecting against viruses;

•	IT-Support: Provides support at all levels in terms of applications, operating systems, and networks. Support is available 24 hours per day and existing customers benefit from complete documentation and statistical information in support management, high efficiency and cost control, and flexibility for an expansion or decline in case volumes or service levels;

•	Support-On-Demand: IT related support on demand for customers that choose not to enter into a long-term outsourcing contract. Service is offered 24 hours per day and revenue is produced based on the service that is performed; and

•	IT-Monitoring: Monitors the customer’s IT system and distributes operation-critical information to its clients and suppliers. The service is offered on a full- or part-time basis and ranges from monitoring a simple event to handling advanced troubleshooting.

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Photography. The Company owns 100% of Lors, a school photography company with customers in New Jersey and in select areas of New York, including Long Island, Westchester and Rockland County. Approximately 95% of Lors’ $5 million in annual revenue for 2012 is derived from schools in New Jersey. Lors markets its services directly to school districts, school boards, principals and yearbook advisors through four sales representatives (three in NJ and one in Long Island, NY) directed by the Company’s sales manager. Lors enters into contracts ranging from one to three years directly with a school or at the school district level which encompasses multiple schools.

Lors has a cloud-based technology platform that enables students to schedule appointment times, photographers to optimize photo shoot productivity, and parents to enter orders, conduct on-line payments and access customer service. Further, Lors’ on-line photo management software, ProofPositive, enables yearbook advisors and students to efficiently collaborate on image management. Lors also utilizes on-line third party photo sharing services, such as SmugMug™ to distribute candid photos.

Insurance. The Company holds a 70% ownership interest in Innova, which does business as Specialty Claims Management (“SCM”), a third party administrator of insurance claims. SCM provides customized risk and claims management services for insurers, reinsurers and self-insureds in the property and casualty sector. SCM is headquartered in Secaucus, New Jersey, and operates three satellite offices; two in California and one in Georgia. SCM has 43 full-time employees with around half the staff located at its headquarters. SCM serves a customer base of large corporations and midsized businesses. SCM currently has approximately 50 active accounts in general liability, automotive, and property insurance. SCM offers these customers administrative services including: claim administration, claims management, claim and risk management consulting, litigation management and several auxiliary services.

SCM’s consultancy practice provides a range of services including: technical and operational reviews, claim reserve analysis, claim staffing analysis, due diligence review, cost control evaluations and claim handling practice reviews. These services include: identification of discovery and motions to be filed, identification of all significant activity proposed by the defense counsel, and a detailed budget plan for recovery. SCM also offers additional auxiliary services including subrogation investigation and recovery, special fund filing and recovery, program service management support, and monthly loss reporting in client specific format.

SCM’s largest customer, AmTrust North America, Inc., terminated its contract with SCM on May 10, 2013.  SCM and AmTrust subsequently reached a Termination, Assignment, and Assumption Agreement (the “Agreement”) which specified terms for transitioning SCM’s handling of AmTrust’s claims to AmTrust.  AmTrust agreed to extend SCM’s contract until September 1, 2013, and, as of that date, hire certain SCM employees and assume certain liabilities, including SCM’s lease obligation for its New Jersey location.  Additionally, AmTrust agreed to issue a “Termination Payment” to SCM of $700,000.  SCM’s CEO resigned as an employee, officer and board member of the company on July 19, 2013 and issued a concurrent notice of intent to exercise his Put Option of his shares in SCM, comprising 14.25% of the outstanding shares of the Company.  He was immediately hired back as a consultant to oversee certain aspects of SCM’s New Jersey claims operation. A former employee and owner of 8.25% of SCM, also issued a notice of intent to exercise his Put Option.  The Fair Market Value of the Put Option is to be determined.  On September 1, SCM’s VP of West Coast Operations, was appointed Chief Executive Officer of SCM.   On September 25, 2013, SCM’s VP of Operations, issued his resignation and notice of intent to exercise his Put Option. AmTrust approximates 40% of the SCM revenue. In connection with the above events, the company recorded an impairment charge of approximately $1.4 million related to its intangible assets during the six months ended June 30, 2013.

Competition

The industries in which we operate are highly competitive, and our competitors have access to substantially more resources than we possess.

Research and Development

Our Telecommunications segment is continually updating and upgrading its existing software offerings.

Our research and development expenses for the six months ended June 30, 2013 and 2012 were $1,677,122 and $1,450,573, respectively.Our research and development expenses for 2012 and 2011 were $2,593,697 and $3,485,521, respectively.

Legal Proceedings

Management is of the opinion that there is no legal proceeding against the Company that will have a material effect on the Company’s consolidated financial position or results of operations.

Employees

As of June 30, 2013 we and our subsidiaries had a total of 224 full time employees, 7 of whom work at our corporate headquarters in Summit, New Jersey, 99 of whom are employed by our U.S. subsidiaries, and 125 of whom are employed by our Swedish subsidiaries. One of our U.S. employees is in a union and subject to a collective bargaining agreement. We consider our relations with our employees to be good.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our annual financial statement reporting period is based on a calendar year commencing on January 1, and ending on December 31. Historical results are not necessarily indicative of the results expected for any future period.

Executive Overview

We are a diversified holding company with a portfolio of privately held operating companies and other investments. We were incorporated under the laws of the State of Delaware in September 1994 under the name Innova International Corporation and in April 1999 changed our name to XSource Corporation. We changed the name of the firm to Modern Holdings Incorporated in January 2003. Our most recent investments include purchasing a 70% equity stake in Specialty Claims Management and investing in NeighborMD through both equity and convertible note investments.

Our corporate structure allows for great flexibility in the types of investments we make. We can invest in any industry, in any geographical area, in any part of the capital structure. The geographic focus of the company is to pursue deals in the United States and Scandinavia. Deals can vary from buying a majority or all of a small privately held company to investing in a minority position in an early stage, scalable business. In all cases we look for management teams who are passionate about their business and we must be able to identify why Modern Holdings can add value to a particular business.

Our investments are in several different industries including telecommunications, school photography, and insurance. Each of these companies provides a software or service to the major operators in their industries. For example, Basset provides fraud detection and revenue assurance software to telecommunications operators. Specialty Claims Management is a third party administrator within the property and casualty insurance space. Our strategy is to dampen regulatory and cyclical risk by selling to operators within each industry versus being an operator within an industry. We maintain oversight over these portfolio companies by appointing a majority of the members of the board of directors and by providing management expertise when beneficial.

In addition to our majority owned and wholly owned investments, we have several small minority stakes in companies which we feel have game changing technologies or business approaches.

In certain of these minority investments, we require a board seat as a term of our investment. In other cases, we invest alongside trusted partners who have extensive industry expertise and are located in the same geographical area as the investment.

Our subsidiary companies are primarily located in three geographical areas: 1) the New York/New Jersey metropolitan area, 2) the Southeastern United States, primarily Nashville, Tennessee and 3) the greater Stockholm, Sweden area. In each of these three geographies, we have extensive business contacts which are contributing sources to our deal flow. Additionally, we have trusted partners in these markets who we invest alongside and who alert us to deals in their respective areas.

Our Segments

The Company has determined that it has four reportable segments organized around the types of businesses:

•	Telecommunications – an aggregation of two operating segments (Basset and Tailormade) provides various billing software products for the worldwide telecommunication industry.

•	IT Support – includes the operating segment Xpeedio which provides IT support for business to business markets.

•	Photography – includes the operating segment of Lors which provides school photography services in New Jersey and New York.

•	Insurance – includes the operating segment SCM which provides third party claims administration to the insurance industry.

Key Performance Indicators

Key performance indicators that we use to manage our business and evaluate our financial results and operating performance include revenues and income from operations. Income from operations provides us with a measure of our financial performance that we use to evaluate profitability. In addition, we have historically used and continue to use revenue targets and operating income targets in determining our incentive compensation.

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Additionally, we use certain GAAP and non-GAAP indicators to assist in managing our businesses. We have determined that in all of our segments, there are certain non-GAAP measurements that are vital to measuring the success of our businesses. These measures are as follows:

•	Telecommunications. We use product sales and service revenues to non-related parties as a percentage of our total sales for that segment as an indicator of how well we are growing worldwide business. In conjunction with this, we also continually monitor our prospective client listing to ensure that the ability to grow all revenue is always available.

•	IT Support. We use product sales and service revenues to non-related parties as a percentage of our total revenues for that segment as an indicator of how well we are growing our business.

•	Photography. We focus heavily on metrics surrounding the number of students photographed as well as metrics surrounding the number and amount of orders received. It is critical for the business to maintain a certain level of students photographed in order to generate orders. Monitoring how many orders are received and at what order value is as well critical. As most of the cost of an order has already been incurred at the time a photograph is taken, all additional revenue that can be received through one order helps to improve the margins of the company.

•	Insurance. We closely monitor adjuster activity as well as loss reporting activity. As revenues are based upon the number of cases opened, it is important to know the metrics on how many of these are being done by each adjuster. Additionally, in order to maintain the relationships that we have with our carriers, it is important to monitor the losses that they have taken and advise them well in advance of any problems arising. As such internal guidelines for reporting and settlements are very closely monitored by senior management.

Net revenues include no significant intersegment revenues. Operating loss by segment and geographic area excludes general corporate and interest expenses. Assets of the Corporate and Other segment consist primarily of cash, other current assets, equipment, and other non-current assets.

Financial Results

Product Sales and Services Revenue

Revenue consists of revenue from the sale of products and services, less returns, discounts and allowances and other offsets to net revenues. In our Telecommunications segment, revenue is primarily recognized on a percentage of completion method. In our IT Support segment, revenue is recognized as the services are performed. In our Photography segment, revenue is recognized upon the delivery of the photographs and in our Insurance segment, revenue is recognized ratably over the estimated period length that it takes to administer the type of claim from start to close. Provisions for discounts, rebates to consumers and returns are recorded as a reduction of net revenues in the same period as the related revenue is recognized. Amounts billed to customers for delivery costs are classified as a component of net sales revenues, and any other related delivery costs are classified as a component of cost of revenues. Sales and value added tax collected from consumers and remitted to governmental authorities are accounted for on a net basis and are excluded from net revenues on our consolidated results of operations.

Product Sales and Services Revenue to Related Parties

Product sales and services revenue to related parties consists of revenue from related parties that have common ownership. In our Telecommunications segment, revenue is recognized on a percentage of completion method. In our IT Support segment, revenue is recognized as the services are performed. Provisions for discounts are recorded as a reduction of net revenues in the same period as the related revenue is recognized. Value added tax collected from consumers and remitted to governmental authorities are accounted for on a net basis and are excluded from net revenues on our consolidated results of operations.

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Operating expenses

Operating expenses consist of cost of sales and services, selling, general and administrative expenses, research and development expenses, depreciation and amortization, and intangible assets impairment.

•	Cost of sales and services. Cost of sales includes the related labor and travel expenses that are incurred to deliver the services and software that have been purchased. Cost of sales also includes the costs of producing the photographs.

•	Selling, general and administrative. Selling, general and administrative expenses consist of salaries, benefits, commissions, incentive programs, travel and entertainment, meetings and seminars and other selling costs and expenses, in each case related to our business. General and administrative expenses consist of costs associated with running our company such as occupancy and employment expenses; employee-related costs associated with our executive, finance, information technology and human resource functions; costs associated with our corporate headquarters and legal, tax and accounting fees.

•	Research and development. Research and development expenses consist of labor and related expenses necessary to maintain our software products and advance them to the next level in their product development.

•

Depreciation and amortization. Depreciation and amortization expenses consist of the depreciation of physical asset purchased in the ordinary course of business to best service and maintain all customers. Amortization expense consists of the amortization of certain definite lived intangible assets. These assets have been tested for impairment in each of the periods presented.

•	Intangible assets impairment. Intangible assets impairment consists of impairment charges related to customer relationships, tradenames and Goodwill at SCM.

Operating income

Operating income consists of total revenues less operating expenses, and excludes other income and expenses (i.e., non-operating income and expenses).

Other income (expenses)

•	Interest income. Interest income consists of interest payments made on our cash deposit accounts.

•	Interest expense. Interest expense consists of interest payments made pursuant to our amended credit facilities and our related party debt agreements with, among others, one of the largest banks in Sweden.

•	Management fee income. Management fee income consists of fees paid by related parties for general and administrative services performed by our corporate offices.

•	Other non-operating income (expenses). Other non-operating income (expenses) includes all other non-operating income and expenses.

Provision for income taxes

We record income tax expenses related to federal, state, local and foreign income.

Results of Operations

The following table sets forth consolidated operating results and other operating data for the periods indicated.

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Consolidated Income Statement Data:	For the six months ended		For the year ended
	June 30, 2013	June 30, 2012	December 31, 2012	December 31, 2011
REVENUE
Product sales	$1,912,794	$2,094,423	$5,717,101	$8,581,839
Service revenue	6,459,075	7,304,165	13,730,341	15,275,590
Product sales to related parties	510,837	1,384,058	2,132,622	2,188,636
Service revenue to related parties	3,283,954	3,325,981	7,002,970	7,626,228
TOTAL SALES AND SERVICES REVENUE	12,166,660	14,108,627	28,583,034	33,672,293

COSTS AND EXPENSES
Cost of sales and services	6,537,212	7,980,706	16,833,440	18,537,806
Selling, General and Administrative	5,398,197	6,086,068	12,529,082	12,925,465
Engineering R&D	1,677,122	1,450,573	2,593,697	3,485,521
Depreciation & Amortization	228,592	278,431	491,011	551,585
Intangible assets impairment	1,422,434	—	—	—
TOTAL OPERATING EXPENSES	15,263,557	15,795,778	32,447,230	35,500,377

Income (loss) from operations	(3,096,897)	(1,687,151)	(3,864,196)	(1,828,084)

Interest Income	11,169	21,413	15,792	43,727
Interest Expense	(55,333)	(76,787)	(164,958)	(110,872)
Management Fee Income	85,361	58,510	181,227	64,347
Other Income/ (Expense)	180,424	(246,390)	367,871	64,135
Income (loss) before income taxes	(2,875,276)	(1,930,405)	(3,464,264)	(1,766,747)
Income tax (expense) benefit	14,261	(72,815)	24,281	(189)
Net income (loss)	(2,889,537)	(1,857,590)	(3,488,545)	(1,766,558)
Add: Net loss attributable to non-controlling interests	410,077	58,272	114,317	126,886
Net loss attributable to MHI Stockholders	$(2,479,460)	$(1,799,318)	$(3,374,228)	$(1,639,672)

Net income (loss) per share attributable to common stockholders, basic and diluted	$(0.17)	$(0.12)	$(0.23)	$(0.11)
Weighted-average shares used to compute net income (loss) per share attributable to MHI stockholders, basic and diluted	14,410,333	14,410,333	14,410,333	14,912,028

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Six months ended June 30, 2013 as compared to the six months ended June 30, 2012

 Net revenues

The following table presents net revenues by segment for the six months ended June 30, 2013 compared with the six months ended June 30, 2012.

	2013	2012	% Change

Telecommunications	$6,056,158	$7,933,907	(24)%
IT Support	1,812,997	2,367,153	(23)%
Photography	1,573,064	1,324,475	19%
Insurance	2,724,441	2,483,092	10%
Total	$12,166,660	$14,108,627	(14)%

  Net revenues decreased $1.9 million, or 14%, to $12.2 million during the six months ended June 30, 2013 from $14.1 million during the six months ended June 30, 2012. This is primarily due to decreases in the Telecommunications and IT support segments offset by increases in the other segments.

Net revenues decreased in our Telecommunications segment by $1.9 million, or 24%, from $7.9 million in 2012 to $6.1 million in 2013. The decrease was due primarily to the loss of one significant contract totaling approximately $1.3 million and a reduction in affiliate related upgrades of approximately $800,000.

Net revenues in our IT Support segment decreased by approximately $554,000, or 23%, from $2.4 million in 2012 to $1.8 million in 2013. The decrease is primarily due to the loss of one large customer that had decided to bring its operation in-house instead of an outsourced vendor.

Net revenues in our Photography segment increased by approximately $249,000, or 19%, from $1.3 million in 2012 to $1.6 million in 2013. The majority of the increase in revenues is due to an increase in our online marketing efforts to our existing customer base.

Net revenues in our Insurance segment increased by approximately $241,000, or 10%, from $2.5 million in 2012 to $2.7 million in 2013. This is primarily due to the renegotiation of its contract with its largest customer and an increase in the number of claims processed..

Operating loss

The following table presents operating loss by segment for the six months ended June 30, 2013 compared with the six months ended June 30, 2012.

	2013	2012	% Change

Telecommunications	$(530,952)	$(8,282)	(6,311)%
IT Support	90,693	41,221	120%
Photography	(108,080)	(561,454)	(81)%
Insurance	(1,190,214)	(38,753)	(2,971)%
Non-allocated corporate expenses	(1,358,344)	(1,119,883)	(21)%
Total	$(3,096,897)	$(1,687,151)	(84)%

Operating losses increased approximately $1,410,000, or 84%, to $3.1 million during the six months ended June 30, 2013 from $1,700,000 during the six months ended June 30, 2012. This is due to decreases in revenues in the majority of our segments totaling approximately $1,900,000, increases in administrative costs associated with this registration of the Company’s common stock and the impairment charge of $1,422,000 related to the SCM intangible assets..

Operating losses increased in our Telecommunications segment by approximately $523,000, or 6,310%, from $8,300 in 2012 to $531,000 in 2013. This increase was due primarily to the loss of one significant contract totaling approximately $1.3 million. This was offset by a corresponding decrease in the workforce and the reduction in expenses associated with the merger of two operating subsidiaries on January 1, 2013.

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Operating income in our IT Support segment increased approximately $49,000, or 120%, from approximately $41,000 in 2012 to $91,000 in 2013. The increase is due to a reduction in personnel being greater than the decrease in associated revenues and some cost savings that were attributable to lower occupancy costs in 2013 due to moving of the offices.

Operating loss in our Photography segment decreased by approximately $453,000, or 81%, from approximately $561,000 in 2012 to $108,000 in 2013. The increase is primarily due to increased revenues of approximately $249,000 due to our online marketing efforts and also due to lower operating costs of approximately $203,000 due to aggressive cost saving measures.

Operating loss in our Insurance segment changed by approximately $1,151,000, or 2,971%, from approximately ($39,000) in 2012 to ($1,190,000) in 2013. This is primarily due to the intangible assets impairment charge related to the loss of SCM’s largest customer in the six months ended June 30, 2013.

Operating losses increased in our Corporate segment by approximately $238,000, or 21%, from approximately $1,120,000 in 2012 to $1,358,000 in 2013. This increase was due primarily to the increased costs of this registration statement and to the addition of extra personnel at the administrative level.

Interest income

Interest income decreased by approximately $10,000 for the six months ended June 30, 2013 as compared to the six months ended June 30, 2012, due to a combination of lower interest rates and lower cash balances in interest bearing accounts.

Interest expense

Interest expense decreased by approximately $21,000 for the six months ended June 30, 2013 as compared to the six months ended June 30, 2012, due to a decrease in the average outstanding debt balance in 2013 as compared to 2012.

Management fee income

Management fee income increased by approximately $27,000 in for the six months ended June 30, 2013 as compared to the six months ended June 30, 2012, due to an increase in amounts charged for providing back office services to related parties.

Other income and expense

For the six months ended June 30, 2013, we had other income totaling approximately $180,000, which is an increase of $426,000 from the approximate ($246,000) of other expenses for the six months ended June 30, 2012. The increase is primarily attributable to a write-down of a cost method equity investment by $200,000 in 2012 and the approximate gain on sale of a cost method investment of $194,000 in 2013. The remaining difference is primarily due to changes in foreign currency transaction losses.

Income tax expense

Income tax expense was $14,000 for the six months ended June 30, 2013 as compared to a tax benefit of approximately $73,000 for the six months ended June 30, 2012. In both years, these amounts differ from the expected benefit of our net losses due to the uncertainty of realizing those benefits.

Net loss

Net loss increased significantly from $(1,857,590) for the six months ended June 30, 2012 to $(2,889,537) for the six months ended June 30, 2013 for the reasons noted above.

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Year ended December 31, 2012 compared with the year ended December 31, 2011

 Net revenues

The following table presents net revenues by segment for the year ended December 31, 2012 compared with the year ended December 31, 2011.

	2012	2011	% Change

Telecommunications	$14,314,452	$16,551,061	(14)%
IT Support	4,459,105	5,897,739	(24)%
Photography	4,903,490	6,247,793	(22)%
Insurance	4,905,987	4,973,912	(1)%
Other	-	1,788	*
Total	$28,583,034	$33,672,293	(15)%

*fluctuation not meaningful

Net revenues decreased $5.1 million, or 15%, to $28.6 million in 2012 from $33.7 million in 2011. This is due to decreases in all segments.

Net revenues decreased in our Telecommunications segment by $2.2 million, or 14%, from $16.5 million in 2011 to $14.3 million in 2012. The decrease was due primarily to the loss of two significant contracts totaling approximately $1.3 million and the fact that in 2011, one customer grew its subscriber base and this led to additional one-time license fees totaling approximately $660,000. Combined with an overall lower revenue base but offset by the addition of some other smaller customers revenue was down by 19%.

Net revenues in our IT Support segment decreased $1.4 million, or 24%, from $5.9 million in 2011 to $4.5 million in 2012. Approximately $700,000 of the decrease is due to the loss of two significant contracts where our customers brought the services in-house. As this segment has contracts that generally last one year before they need to be renewed, this segment is very dependent on new business. In 2012, this segment did not have the same success as it has in prior years in generating new customers. In addition to the two large ones, there were several minor ones as well that did not sign on for another year.

Net revenues in our Photography segment decreased $1.3 million, or 22%, from $6.2 million in 2011 to $4.9 million in 2012. Approximately $600,000 of the decrease is the result of a catastrophic failure of the computer systems in 2010. While the systems were being rebuilt and repaired, no orders were processed. This led to a delay in revenue of an estimated $600,000 from 2010 to 2011, thus inflating 2011. Additionally, several of the districts that this segment services were up for renewal in 2012. In order to keep schools, we were forced to lower prices in these districts. This caused approximately $150,000 in reduced revenue in 2012 compared to 2011. Additionally, we received approximately 1,800 fewer orders for the senior class of 2012 than for the class of 2011 as well as a decrease in the undergraduate number of packages sold.

Net revenues in our Insurance segment decreased $67,925, or 1%, from $5.0 million in 2011 to $4.9 million in 2012. This is primarily due to the reduced number of claims processed.

Operating loss

The following table presents operating loss by segment for the year ended December 31, 2012 compared with the year ended December 31, 2011.

	2012	2011	% Change

Telecommunications	$(1,304,895)	$(1,175,674)	(11)%
IT Support	56,142	722,947	(92)%
Photography	(14,588)	571,371	(103)%
Insurance	(60,471)	(102,019)	41%
Non-allocated corporate expenses	(2,540,384)	(1,844,709)	(38)%
Total	$(3,864,196)	$(1,828,084)	(111)%

Operating losses increased approximately $2.1 million, or 111%, to $3.9 million in 2012 from $1.8 million in 2011. This is due to decreases in revenues in the majority of our segments totaling approximately $5.7 million and increases in administrative costs associated with this registration of the Company’s common stock.

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Operating losses increased in our Telecommunications segment by $129,000, or 11%, from $1,176,000 in 2011 to approximately $1,300,000 in 2012. This increase was due primarily to the loss of two significant contracts totaling approximately $1,300,000and the fact that in 2011, one customer grew its subscriber base and this led to additional license fees totaling approximately $660,000. Combined with higher than usual turnover in staff that caused training time and recruiting costs to increase, operating losses were significantly greater.

Operating income in our IT Support segment decreased approximately $667,000, or 92%, from approximately $723,000 in 2011 to $56,000 in 2012. The decrease is due to the loss of two significant contracts where our customers brought the services in-house valued at around $700,000 in revenues. This segment has contracts that generally last one year before they need to be renewed and therefore this segment is very dependent on new business. In 2012, this segment did not have the same success as it has in prior years in generating new customers. In addition to the two large customers, there were several minor ones as well that did not sign on for another year.

Operating income (loss) in our Photography segment decreased $586,000 or 103%, from $571,000 in 2011 to ($15,000) in 2012. Combined with the lower sales prices we had to offer to win some bids, this forced operating income into a loss situation.

Operating income (loss) in our Insurance segment changed by $42,000, or 41%, from ($102,000) in 2011 to ($60,000) in 2012. This is primarily due to the renegotiation of existing contracts and the acquisition of additional clients.

Interest income

Interest income decreased by approximately $28,000 in 2012 as compared to 2011, due to a combination of lower interest rates and lower cash balances in interest bearing accounts.

Interest expense

Interest expense increased by approximately $54,000 in 2012 as compared to 2011, due to an increase in the average outstanding debt balance in 2012 as compared to 2011.

Management fee income

Management fee income increased by approximately $117,000 in 2012 as compared to 2011, due to an increase in amounts charged for providing back office services to related parties.

Other income and expense

In 2012, we had other income totaling approximately $368,000, which is an increase of $304,000 from the approximate $64,000 of other income in 2011. The increase is primarily attributable to the realized gain on sale of available for sale investments.

Income tax expense

Income tax expense was $24,281 in 2012 as compared to a benefit of $189in 2011. In both years, these amounts differ from the expected benefit of our net losses due to the uncertainty of realizing those benefits.

Net loss

Net loss increased significantly from $1,766,558 in 2011 to $3,488,545 in 2012 for the reasons noted above.

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Seasonality

In a typical year, our operating results are impacted by seasonality. Our Telecommunications and IT Support segments in the third quarter typically will have lower operating results due to the extended vacations allowable under Swedish law. Historically revenues in our Photography segment are highest in the fall to coincide with the beginning of the school year. Our Insurance segment can also have positive seasonal variations in operating results. They may be significantly impacted by inclement weather conditions, such as cold or wet weather, which can cause an increase in the number of insurance claims made.

Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash flow from operations and borrowings on our lines of credit. We believe we have sufficient working capital and liquidity to support our operations for at least the next twelve months.

Cash and cash equivalents

At June 30, 2013, we had cash and cash equivalents of approximately $3.0 million. At December 31, 2012 and 2011, we had cash and cash equivalents of approximately $3.6 million and $5.0 million, respectively. A summary of our cash flows provided by and used in operating, investing and financing activities is presented below.

Operating activities

Cash flows from operating activities consist primarily of net loss adjusted for certain non-cash items, including depreciation and amortization, and other non-cash charges, net. Our cash flows from operations are largely dependent on revenues to our clients, which are in turn dependent on general economic conditions and consumer confidence.

We used cash in operations of approximately $1.4 million and $0.8 million during the six months ended June 30, 2013 and 2012, respectively. While net loss was significantly higher in 2013 than 2012 primarily due the intangible asset impairment, the impairment charge in 2013 was a non-cash charge. The significant drivers of the cash amounts used in operations in 2013 as compared to 2012 relate to a change in our accrued liabilities. We are incurring significant costs related to our offering which were accrued as of December 31, 2012 but paid during the six months ended June 30, 2013.

We used cash in operations of approximately $1.9 million and $2.6 million during the years ended December 31, 2012 and 2011, respectively. While net loss was significantly higher in 2012 than 2011, we used more cash in operations in 2011 as compared to 2012. We made an effort to reduce our accounts payable and accrued expenses in 2011. In addition, our revenues increased in 2011 as compared to 2010 and thus our deferred revenue and billings in excess of costs and estimated earnings on uncompleted contracts decreased significantly in 2011 as compared to 2010. The deferred revenue decreased from 2010 due to the system problem we had at Lors in 2010 which delayed delivery of a significant amount of photographs until 2011 thus increasing deferred revenue at December 31, 2010. That problem was fixed in 2011 and deferred revenue balances were at normal levels in 2011. In 2012, our new contact within our Insurance segment enabled us to bill for future earned revenue and that increased our deferred revenue balance by approximately $1.0 million.

Investing activities

Cash used in investing activities has been mainly for the purchase of property and equipment and activity with our cost method investments. During the six months ended June 30, 2013, investing activities provided cash due to the proceeds from the sale of a cost method investment of $578,000 which exceeded additional investments in cost method investments of $33,000 and purchases of property and equipment of $67,000. For the six months ended June 30, 2012, cash used in investing activities was related to further investments in costs method investments of $300,000 as well as purchases of property and equipment of $197,000.

Cash used in investing activities increased to $665,000 in 2012 as compared to $(11,000) in 2011. The increase is primarily due to the purchase of cost method investments of $483,000 and additional expenditures for computer and computer related equipment of $182,000.

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Financing activities

For the six months ended June 30, 2013 and 2012, cash provided by financing activities has been mainly due to the additional borrowings under our lines of credit of approximately $500,000 to fund operations. In addition, the Company made a distribution of $150,000 to the holders of the puttable noncontrolling interest of SCM in 2013.

For the year ended December 31, 2012, the Company had additional borrowings under our lines of credit totaling approximately $1.0 million to fund operations. For the year ended December 31, 2011, the Company had net borrowings of approximately $1.4 million to fund operations and repurchase $530,400 of treasury stock.

Debt

The Company has four separate lines of credit with one financial institution in Sweden. The four lines are considered the Basset line, the Xpeedio line, the Lors line and Modern Holdings line.

Basset line: Basset has a line-of-credit of up to 13,000,000 Swedish Krona (“SEK”) (Approximately $1,992,000 at June 30, 2013). The line is unsecured, due on demand and is at an interest rate of the Stockholm Interbank Offered Rate (“STIBOR”) plus 1.9 basis points (3% and 3% at June 30, 2013 and December 31, 2012 respectively). As of June 30, 2013 and December 31, 2012, the balance outstanding is $1,731,228 and $1,217,272, respectively. The line is renewed annually on January 1. The line is renewed through December 31, 2013.

Xpeedio line: On April 12, 2012, the Company entered into a line-of-credit agreement through a financial institution of up to 3,000,000 SEK (Approximately $460,000 at June 30, 2013). The line is unsecured, due on demand and is at an interest rate of STIBOR plus 1.9 basis points (3% and 3% at June 30, 2013 and December 31, 2012 respectively). Unused amounts under the line bears interest at .6% annually. The line is up for renewal on December 31, 2013. As of June 30, 2013 and December 31, 2012, there is no balance outstanding.

Lors line: Lors has a line-of-credit of up to $1,000,000. Any amounts advanced under the line will be issued in the form of a demand promissory note, with the minimum drawdown amount being $50,000. The line is unsecured, has an interest rate of the institution’s Base Rate at June 30, 2013 and Base Rate minus 1.0% at December 31, 2012 (approximately 3.25% and 2.25% at June 30, 2013 and December 31, 2012, respectively), and amounts can be advanced under the line until January 31, 2013. The line is up for renewal on January 31, 2014. The Company pays an annual facility fee of $1,500. At June 30, 2013 and December 31, 2012, borrowings outstanding under the Lors line totaled $1,000,000 and $725,000, respectively.

Modern Holdings line: The Company has a line-of-credit of up to $1,000,000. Any amounts advanced under the line will be issued in the form of a demand promissory note, with the minimum drawdown amount being $50,000. The line is unsecured, has an interest rate of the institution’s Base Rate at June 30, 2013 and Base Rate minus 1.5% at December 31, 2012 (approximately 3.25% and 2.25% at June 30, 2013 and December 31, 2012, respectively). The line is up for renewal on January 31, 2014. At June 30, 2013 and December 31, 2012, borrowings outstanding under the Modern Holdings line totaled $730,400 and $880,400, respectively.

Interest expense for debt was $47,375 and $48,274 for the six months ended June 30, 2013 and 2012, respectively.

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Affiliated Party Debt

Brookstone / GUI: The Company has a note payable to GUI that had an original loan amount of $559,000. The note is due on demand with interest payable on a monthly basis. The interest rate is fixed at 4%. During 2012, GUI transferred the note payable to Brookstone to settle an amount due to the affiliate. As of June 30, 2013 and December 31, 2012, borrowings outstanding under the Brookstone / GUI note payable totaled $379,000 each period.

Brookstone: During 2009, the Company entered into various note payable agreements with an affiliate. The notes are due on demand, and accrue interest equal to the applicable federal short-term, semiannual interest rate, 2.88% and 2.4% as of June 30, 2013 and December 31, 2012, respectively. As of June 30, 2013 and December 31, 2012, the outstanding balance under these notes totaled $418,865 each period.

Brookstone / Primetime 24 JV: In 2011, the Company borrowed $210,000 from Primetime 24 JV in an interest only note with interest payable annually. The interest rate is equal to the short-term applicable federal short-term, semiannual interest rate in effect at the end of each month, 2.88% and 2.4% as of June 30, 2013 and December 31, 2012, respectively. The note is due on demand. During 2012, Primetime 24 JV transferred the note payable to Brookstone to settle an amount due to the affiliate. As of June 30, 2013 and December 31, 2012, the outstanding amount under this note was $210,000 each period.

Interest expense for the affiliated party debt was $7,958 and $28,513 for the six months ended June 30, 2013 and 2012, respectively.

The Company does not have any financial ratio covenants and does not provide collateral for any of its debt agreements noted above.

As of June 30, 2013, the long term maturities of the Company’s debt did not significantly change from those as of December 31, 2012.

Maturities of the Company’s debt for each of the next five years and thereafter at December 31, 2012 are as follows:

2013	$4,072,806
2014	2,000
2015	—
2016	—
2017 and thereafter	—
$4,074,806

Contractual Obligations

As of June 30, 2013, the Company’s contractual commitments have not significantly changed from December 31, 2012. The following table sets forth our contractual obligations as of December 31, 2012:

	Payments Due by Period
	Less than 1 year	1-3 years	4-5 years	After 5 years	Total

Long-Term debt	$4,072,806	$2,000			$4,074,806
Interest payments on debt (1)	128,000				128,000
Operating leases	823,624	1,199,615	1,052		2,024,291
Employment agreements(2)	2,076,232				2,076,232
Severance agreements	328,415				328,415
	$7,429,077	$1,201,615	$1,052	$—	$8,631,744
(1)	Assumes debt balances, interest rates and foreign currency exchange rates remain the same as year end balances
(2)	Employment agreements are renewed on an annual basis for our key employees.

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Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The Company’s discussion and analysis of its financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements involves the use of estimates and assumptions by management, which affects the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience, current business factors, future expectations and various other assumptions believed to be reasonable under the circumstances, all of which are necessary in order to form a basis for determining the carrying values of assets and liabilities. Actual results may differ from those estimates and assumptions. On an on-going basis, the Company evaluates the adequacy of its reserves and the estimates used in calculations, including, but not limited to: collectability of accounts receivable; sales returns; amortization periods; tax rates, deferred income taxes and tax reserves, deferred costs; and the fair value of goodwill and other intangibles. For a complete description of the Company’s significant accounting policies, see Note 2 of Notes to Consolidated Financial Statements in Item 8, “Consolidated Financial Statements and Supplementary Data,” of this Report. The following policies and account descriptions include all those identified by the Company as critical to its business operations and the understanding of its results of operations:

Revenue recognition

The Company’s revenues are primarily derived from consulting services, sales of software licenses, installation revenues, maintenance revenues, photograph sales and the administration of insurance claims. Revenues are recognized under contracts generally when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, services have been performed and collection of the amounts billed is reasonably assured.

Revenues from consulting services related to training, implementation and general consulting are recognized under a time-and-material basis as the services are performed.

Revenues under long-term contracts for installation of billing software systems are recognized based on the percentage of completion method of accounting primarily measured based on hours incurred to total hours expected. Changes in estimated hours during the course of a contract are reflected in the period in which such facts become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The percentage of completion method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods and, as a result, there can be a significant disparity between earnings as reported and actual cash received by the Company during any reporting period. In accordance with industry practice, costs and estimated earnings in excess of billings on uncompleted contracts and billings in excess of costs and estimated earnings on uncompleted contracts, included in the accompanying balance sheet as current assets and current liabilities, respectively, contain amounts relating to contracts and programs with long production cycles. The Company’s recorded revenue may be adjusted in later periods in the event that the Company’s hours estimates prove to be hours estimates prove to be inaccurate or a contract is terminated.

Photography revenue is recognized upon delivery of the photographs. The Company charges a shipping and handling fee to its customers to ship photographs. These amounts are recorded as revenue. Revenues associated with the shipping and handling fees were approximately $86,000 and $62,000 for the six months ended June 30, 2013 and 2012, respectively. These amounts are recorded as revenue. Revenues associated with the shipping and handling fees were approximately $176,000 and $252,000 for the years ended December 31, 2012 and 2011, respectively. The costs of shipping and handling are expensed as incurred and are included in cost of sales and services on the accompanying statement of income. The Company receives money in advance before the photographs are shipped. These amounts are recorded as deferred revenue until the product is delivered.

Revenue from the administration of insurance claims is recognized ratably over the estimated period length that it takes to administer the type of claim from start to close. The claim length could range for periods up to 13 months. The Company’s billings do not necessarily correlate with the revenues recognized ratably over the life of the claim. The Company has recorded unbilled receivables of $887,000 which are included in accounts receivable on the consolidated balance sheet as of June 30, 2013. The Company has recorded unbilled receivables of $754,000 and $884,000 which are included in accounts receivable on the consolidated balance sheet as of December 31, 2012 and 2011, respectively. When billings occur in advance of services performed, the Company records deferred revenue for those amounts.

Total revenue does not include sales or value added tax, the Company considers itself a pass-through entity for collecting and remitting sales and value added taxes.

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Accounts receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less the allowance for uncollectible accounts. The Company evaluates the collectability of its accounts receivable based on a combination of factors. Where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are outstanding, the current business environment and its historical experience. The Company’s policy to determine past due accounts is based upon the contractual payment terms of the receivables. The Company generally does not record interest on past due accounts. Accounts are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. As of June 30, 2013, the company had an allowance for doubtful accounts of approximately $26,000. As of December 31, 2012, the Company determined that no reserve for bad debts is deemed necessary. As of December 31, 2011, the Company had approximately $219,000 of an allowance for doubtful accounts.

Goodwill and intangible assets

Accounting Standards Codification (ASC) topic 805, “Business Combinations” (ASC No. 805), requires that the purchase method of accounting be used for all business combinations. The guidance specifies criteria as to intangible assets acquired in a business combination that much be recognized and reported separately from goodwill. In accordance with ASC topic 350, “Intangibles-Goodwill and Other” (ASC No. 350), all assets and liabilities of the acquired businesses including goodwill are assigned to reporting units. We evaluate goodwill for impairment at least annually, or as circumstances warrant. When determining the fair value of our reporting units, we utilize various assumptions, including projections of future cash flows. Any adverse changes in key assumptions about our businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge.

We review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, we will recognize an impairment loss when the sum of un discounted expected future cash flows is less than the carrying amount of such asset. The estimate of undiscounted cash flows and the fair value of assets require several assumptions and estimates like the weighted average cost of capital, discount rates, risk-free rates, market rate of return and risk premiums and can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to enter into the determination of taxable income.

The Company believes that its taxable earnings, during the periods when the temporary differences giving rise to deferred tax assets become deductible or when tax benefit carryforwards may be utilized, should be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of the tax benefit carryforwards or the projected taxable earnings indicate that realization is not likely the Company establishes a valuation allowance.

In assessing the need for a valuation allowance, the Company estimates future taxable earnings, with consideration for the feasibility of ongoing tax planning strategies and the realizability of tax benefit carryforwards, to determine which deferred tax assets are more likely than not to be realized in the future. Valuation allowances related to deferred tax assets can be impacted by changes to tax laws, changes to statutory tax rates and future taxable earnings. In the event that actual results differ from these estimates in future periods, the Company may need to adjust the valuation allowance.

The Company recognizes a liability for uncertain tax positions that the Company has taken or expects to file in an income tax return. An uncertain tax position is recognized only if it is “more likely than not” that the position is sustainable based on its technical merit. A recognized tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority having full knowledge of all relevant information.

The Company assesses foreign investment levels periodically to determine if all or a portion of the Company’s investments in foreign subsidiaries are indefinitely invested. If foreign investments are not expected to be indefinitely invested, the Company provides income taxes on the portion that is not indefinitely invested.

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Accounting standards applicable to emerging growth companies

We are an emerging growth company as defined under the JOBS Act. Emerging growth companies can delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. We intend to take advantage of such extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to elect to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued update No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” (ASU No. 2011-04). ASU No. 2011-04 was intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with Generally Accepted Accounting Principles (GAAP) and International Financial Reporting Standards (IFRS). The amendments in this update result in common fair value measurement and disclosure requirements in GAAP and IFRS. The update explains how to measure fair value and does not require additional measurements. The update is effective from January 1, 2012 and may require certain additional disclosures associated with the fair value measures. The implementation of the amendments did not have a material impact on the Company’s consolidated financial position and results of operations.

In June 2011, the FASB issued update No. 2011-05, “Presentation of Comprehensive Income” (ASU No. 2011-05). ASU No. 2011-05 is effective retrospectively for the interim and annual periods beginning on or after December 15, 2011 (early adoption is permitted), requires presentation of total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, FASB issued update No. 2011-12, an amendment to defer the presentation on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for annual and interim financial statements. The implementation of the two aforementioned amendments did not have a material impact on the Company’s consolidated financial position and results of operations.

In September 2011, the FASB issued update No. 2011-08, “Testing Goodwill for Impairment” (ASU No. 2011-08), which allows entities to use a qualitative approach to test goodwill for impairment. ASU No. 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption did not impact the Company’s consolidated financial position or results of operations.

In July 2012, the FASB issued update No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment” (ASU No. 2012-02), which simplifies the guidance for testing the impairment of indefinite-lived intangible assets other than goodwill. Examples of intangible assets subject to the guidance include indefinite-lived trademarks, licenses, and distribution rights. The amendment provides the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. Under the option, an entity is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This amendment is effective for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company does not expect the new guidance to have an impact on its 2013 impairment test results.

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2013-02, “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income” (ASU 2013-02). Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective from January 1, 2013 and the Company does not expect the new guidance to have an impact on its consolidated financial statements.

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Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not currently hold or issue financial instruments for trading purposes, although we have in the past entered into interest rate hedges for the purposes of limiting our exposure to fluctuations in interest rates.

Foreign currency exchange risk

Our primary operations are located in Sweden. Revenues from Sweden account for approximately 65% of our consolidated revenues. Our Swedish subsidiaries record transactions in their local currency, the Swedish Krona. As we invoice those transactions predominantly in Swedish Krona, and do not hedge these transactions, fluctuations in exchange rates could adversely affect the translated results of operations of our foreign subsidiaries. If the U.S. dollar strengthens against foreign currencies, our future net revenues could be adversely affected. Therefore, foreign exchange fluctuations could create a risk of significant balance sheet gains or losses on our consolidated financial statements. If overall foreign currency exchange rates in comparison to the U.S. Dollar uniformly change by 10%, the amount of cash and cash equivalents we would report in U.S. Dollar as of June 30, 2013 would change by approximately $262,000 and as of December 31, 2012 would change by approximately $325,000.

Interest rate risk

Historically, our exposure to market risk for changes in interest rates relates to our debt obligations under our various lines of credit outstanding. Our lines of credit primary bear interest rates that variable and are linked to the lending institutions base rate or the Stockholm Interbank Offered Rate. As of June 30, 2013, we had approximately $4,500,000 of debt. A 1% increase in these floating rates would increase annual interest expense by $39,000. As of December 31, 2012, we had approximately $4,075,000 of debt. A 1% increase in these floating rates would increase annual interest expense by $37,000.

Inflation

Inflationary factors such as increases in the cost of sales and services, including labor costs, may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain our gross margin levels and our current levels of selling expenses and general and administrative expenses as a percentage of net revenues if the sale prices of our products do not increase with any increase in cost of sales and services.

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Directors and Executive Officers

The following table sets forth certain information about our executive officers, key employees and directors as of December 31, 2012.

Name	Age	Position
David Marcus	48	Chairman of the Board of Directors of the Company
Leonard Gubar	76	Director of the Company
Andreas M. Stenbeck	28	Director of the Company
Henry L. Guy	45	President and Chief Executive Officer of the Company
Jay Murray	45	Chief Financial Officer of the Company
Michael Fitzgerald	51	Vice President of Business Development of the Company
Jens Björkman	40	Chief Executive Officer of Basset and MHI Investments AB
Tobias Osterdahl	35	Chief Executive Officer of Xpeedio

Non-Employee Directors

David Marcus – Mr. Marcus has served as Chairman of the board of directors since 2003. He is co-founder, CEO and CIO of Evermore Global Advisors, as well as portfolio manager of the Evermore Global Value Fund. Mr. Marcus has more than 20 years of experience in the investment management business. He began his career at Mutual Series Fund, mentored by renowned value investor Michael Price, and rose to manage the Mutual European Fund and co-manage the Mutual Shares and Mutual Discovery Funds. He also served as director of European Investments for Franklin Mutual Advisers, LLC. After leaving Franklin Mutual, Mr. Marcus founded Marcstone Capital Management, LP, a long-short Europe-focused equity manager, largely funded by Swedish financier Jan Stenbeck. When Mr. Stenbeck passed away in 2002, Mr. Marcus closed Marcstone and then co-founded a family office for the Stenbeck family; as an advisor to the family, he advised on the restructuring of a number of the public and private companies the family controlled. He later founded and served as managing partner of MarCap Investors LP, the investment manager of a European small cap special situations fund, which he managed from 2004 to 2009.

Leonard Gubar – Mr. Gubar has served as a director since 2007. He has practiced law in New York since 1962 and has been of counsel to the international law firm DLA Piper US LLP, or DLA, since January 1, 2007. Prior to that time, he was a partner at DLA focusing his practice to corporate law, mergers and acquisitions, securities transactions and representation of public and private companies. Presently, he also serves as a trustee for a number of trusts for the benefit of the children of Jan Stenbeck. Over the years, he has been a director of various public and private companies; presently limiting his work as a director to the Company and two other small private concerns, as well as four non-profit entities. Mr. Gubar is a graduate of Cornell University and Cornell Law School.

Andreas M. Stenbeck – Mr. Stenbeck has served as a director since 2009. Mr. Stenbeck is the founder and managing member of Basset Investment Group LLC, an investment company with investments in various companies worldwide. Mr. Stenbeck is also a member of Anima Regni Partners LLC, a full service single family office, and serves as president of the Stenbeck Foundation and as a director of Verdere S.a.r.L.

Executive Officers

Henry L. Guy – President and Chief Executive Officer

Henry has been the President and Chief Executive Officer of Modern Holdings since August 2002. Prior to joining Modern Holdings, Henry was Chief Financial Officer at Ephibian, Inc. Henry began his professional career as an officer in the United States Navy where he served in a variety of operational roles. Henry serves on several boards of directors including those of Synalloy Corporation (SYNL), Basset, Xpeedio, Lors and SCM. Henry also serves on the Board of Visitors of Vanderbilt University’s Owen Graduate School of Management. Henry holds a Bachelor of Science degree in Economics from the United States Naval Academy and a Masters of Business Administration from Vanderbilt University.

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Jay Murray – Chief Financial Officer and interim CEO of Lors

Jay has over 20 years of accounting and finance experience. He joined Modern Holdings in 2006 after spending five years as the Controller of Laundry Zone, Incorporated, a start-up company that he helped grow to over five times its original size. Prior to that, Jay was the Assistant Vice President of a national retail company with over 300 locations. He began his career with one of the nation’s largest regional accounting firms. Jay is a Certified Public Accountant and a member of the AICPA and NJSCPA. He holds a Bachelor of Science in Accounting from Rutgers University. Jay also serves on several boards of directors.

Michael Fitzgerald – Vice President of Business Development

Mike is responsible for analyzing potential business ventures as well as developing and executing growth and operations improvement strategies for Modern Holdings’ portfolio companies. Mike joined Modern Holdings in 2000. Mike has held the CEO position at portfolio company Lors, and is currently on the boards of directors of Lors and SCM. Prior to joining Modern Holdings, Mike was Vice President of the Loyalty Corporation, a specialized telecommunications consulting firm, where he managed projects in Latin America, Europe, and the United States. Prior to that, he was a Director of Product Management at Sprint International/Global One Communications.

Jens Björkman – CEO of Basset and MHI Investments AB

During the past 16 years, Jens has had many different roles on both the commercial and technical side of the telecom software business. Since 2001 he has held the title of President & CEO of Xpeedio, an IT infrastructure company focused on the Swedish market. Since 2003 he has also held the title of President & CEO of TailorMade AB, a billing software company that focuses on the Telecom and Utility sectors. Jens has been responsible for the restructuring of both these company’s business models and market focus. Since 2012 Jens has also assumed the title of President & CEO role of Basset, a software firm focused on specialized billing products for the Telecom sector. Jens has Bachelors degree in Marketing from IHM College.

Tobias Osterdahl – CEO of Xpeedio

Tobias is the CEO of Xpeedio. Prior to that, he has worked for companies such as Tele2 AB, Basset and Xpeedio in a variety of roles, with most in the telecom and IT service area. Tobias was working as a product manager and responsible for the development of Basset interconnect system that he also had the opportunity to implement to telecom operators around the world. He has a solid technical background that has always been combined with very high customer focus. Before Tobias took over as CEO, he worked as an Executive Vice President for 6 years.

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Executive Compensation

Summary Compensation Table

The following table sets forth the total compensation awarded to, earned by or paid to our named executive officers during our past two fiscal years:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Henry L. Guy	2012	275,000	95,000	—	—	—	—	38,772	408,772
President and CEO	2011	281,875	82,500					37,968	402,343

Jay Murray	2012	180,000	54,000	—	—	—	—	31,875	265,875
Chief Financial Officer	2011	180,000	48,600					13,716	242,316

Michael Fitzgerald	2012	175,000	45,938	—	—	—	—	15,000	235,938
Vice President	2011	175,000	49,300					17,958	242,258

Employment Agreements

Henry L. Guy. The Company entered into an employment agreement with Mr. Guy effective August 1, 2005. Under the agreement, Mr. Guy is eligible to earn an annual cash bonus of up to 40% of his base salary received in a given year. If the Board of Directors establishes a stock option program for senior executives, Mr. Guy will be eligible to participate. Mr. Guy is entitled to participate in all benefit plans we provide to our employees, and to receive not less than five (5) weeks of paid vacation each calendar year. Upon Mr. Guy’s termination for any reason, he shall provide assistance and support to the Company as it reasonably requests from time to time with respect to any matters required for an orderly transition, and for the first year following such termination he shall provide such support without additional compensation. Thereafter, Mr. Guy shall provide such support for fair and reasonable compensation.

401(k) Retirement Plan

The Company and its subsidiaries maintain various defined contribution plans for its employees. The entities located in the United States established plans under Section 401(k) of the Internal Revenue Code. The Company contributes an amount ranging from 4% to 6% of the employee’s salary. The entities in Sweden have established defined contribution plans in accordance with their country’s regulations. The Company contributes an amount based upon the plan’s contribution formula which is based upon the employee’s salary. The Company’s contribution to the various plans amounted to approximately $1,244,000 and $1,369,000 during the years ended December 31, 2012, and 2011, respectively.

Non-Employee Director Compensation

The following table provides information concerning the compensation paid by us to each of our non-employee directors in the year ended December 31, 2012. For all of our non-employee directors, we offer to reimburse any travel expenses or other related expenses for attending meetings.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Current non-employee directors
David Marcus	21,750	—	—	—	—	—	21,750
Leonard Gubar	11,750	—	—	—	—	—	11,750
Andreas Stenbeck	11,000	—	—	—	—	—	11,000

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Certain Relationships and Related Person Transactions

The Company recognizes that transactions between the Company and related persons present a potential for actual or perceived conflicts of interest. Pursuant to the rules of the Securities and Exchange Commission, the Company deems a related party transaction to be any transaction or series of related transactions in excess of $120,000 in which the Company is a party and in which a Related Party has a material interest since the beginning of our last fiscal year. For this purpose, a Related Party is defined to include directors, director nominees, executive officers, 5% beneficial owners and members of their immediate families. The following entities have been determined to be related parties based on the telecommunications services we provide to them: Tele2 AB and Millicom International Cellular S.A.

The ownership interests or affiliations of directors and officers in these companies are as follows:

Andreas M. Stenbeck:	8.5% ownership Millicom 6.8% ownership Tele2 AB

 All affiliate balances excluding affiliated debt and interest are generated from sales and services provided and through payment and reimbursement of costs and borrowings to and from entities related through common control or ownership. Related party balances are paid/received in the normal course of business. Business relations between Modern Holdings and all related parties are subject to commercial terms and conditions.

The Company had receivables and payables to related parties as of June 30, 2013 and December 31, 2012 and recorded revenues to related parties for the six months ended June 30, 2013 and 2012 as follows:

	Revenues		Due from Affiliates		Due to Affiliates
	Six months ended June 30,
	2013	2012	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
Millicom	$1,009,046	$2,160,620	$721,098	$782,396	$—	$—
Tele2	2,785,745	2,549,420	1,326,136	1,523,506	—	—
Brookstone	—	—	—	—	317,535	298,649
Other affiliates	—	—	—	4,884	31,323	28,127

	$3,794,791	$4,710,040	$2,047,234	$2,310,786	$348,858	$326,776

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Use Of Proceeds

We will not receive any proceeds from the exercise of the warrants.

Dividend Policy

We have never paid cash dividends on any of our capital stock and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. The terms of the warrant agreement restrict our paying dividends on our common stock, and we do not intend to pay cash dividends to holders of our common stock in the foreseeable future.

Compensation Committee Interlocks and Insider Participation

None of the members of our board of directors is an officer or employee of our company, except that Mr. Gubar currently serves as Assistant Secretary. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors.

Selected Consolidated Financial Data

The following table sets forth our selected consolidated financial and other data as of the dates and for the periods indicated. The selected consolidated financial data as of December 31, 2012 and 2011 and for each of the two fiscal years in the period ended December 31, 2012 presented in this table have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated interim financial data as of and for the six months ended June 30, 2013 and 2012 have been derived from the unaudited interim consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year.

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This selected consolidated financial and other data should be read in conjunction with the disclosures set forth under  “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

Consolidated Income Statement Data:	For the six months ended		For the year ended
	June 30, 2013	June 30, 2012	December 31, 2012	December 31, 2011
REVENUE
Product sales	$1,912,794	$2,094,423	$5,717,101	$8,581,839
Service revenue	6,459,075	7,304,165	13,730,341	15,275,590
Product sales to related parties	510,837	1,384,058	2,132,622	2,188,636
Service revenue to related parties	3,283,954	3,325,981	7,002,970	7,626,228
TOTAL SALES AND SERVICES REVENUE	12,166,660	14,108,627	28,583,034	33,672,293

COSTS AND EXPENSES
Cost of sales and services	6,537,212	7,980,706	16,833,440	18,537,806
Selling, General and Administrative	5,398,197	6,086,068	12,529,082	12,925,465
Engineering R&D	1,677,122	1,450,573	2,593,697	3,485,521
Depreciation & Amortization	228,592	278,431	491,011	551,585
Intangible assets impairment	1,422,434	—	—	—
TOTAL OPERATING EXPENSES	15,263,557	15,795,778	32,447,230	35,500,377

Income (loss) from operations	(3,096,897)	(1,687,151)	(3,864,196)	(1,828,084)

Interest Income	11,169	21,413	15,792	43,727
Interest Expense	(55,333)	(76,787)	(164,958)	(110,872)
Management Fee Income	85,361	58,510	181,227	64,347
Other Income/ (Expense)	180,424	(246,390)	367,871	64,135
Income (loss) before income taxes	(2,875,276)	(1,930,405)	(3,464,264)	(1,766,747)
Income tax (expense) benefit	14,261	(72,815)	24,281	(189)
Net income (loss)	(2,889,537)	(1,857,590)	(3,488,545)	(1,766,558)
Add: Net loss attributable to non-controlling interests	410,077	58,272	114,317	126,886
Net loss attributable to MHI Stockholders	$(2,479,460)	$(1,799,318)	$(3,374,228)	$(1,639,672)

Net income (loss) per share attributable to common stockholders, basic and diluted	$(0.17)	$(0.12)	$(0.23)	$(0.11)
Weighted-average shares used to compute net income (loss) per share attributable to MHI stockholders, basic and diluted	14,410,333	14,410,333	14,410,333	14,912,028

Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,014,107
Working deficit	(2,231,991)
Total assets	15,562,749
Current and long-term deferred revenue	4,665,093
Current and long-term notes payable	4,501,062
Total liabilities	15,546,650
Puttable non-controlling interest	77,664
Total stockholders’ deficit	(61,565)

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Market for Stockholder Equity and Related Stockholder Matters

Market Information

There is not currently, and there has never been, any market for any of our securities. Our securities are not currently eligible for trading on any national securities exchange, or any over-the-counter markets, including the Over the Counter Bulletin Board, or OTCBB. We cannot assure you that our securities will become eligible for trading on any exchange or market, and we have no current plans to pursue any such strategy.

Holders

As of June 30, 2013 and December 31, 2012, there were 15,204,320 shares of common stock outstanding, which were held by six record holders.

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Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of June 30, 2013 and December 31, 2012, certain information concerning the beneficial ownership of our capital stock by:

•	each person or group known by us to own beneficially 5% or more of our common stock as of December 31, 2012;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 2013 and December 31, 2012 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Percentage of beneficial ownership is based on 15,204,320 shares of common stock outstanding as of June 30, 2013 and December 31, 2012. Except as disclosed in the footnotes to this table, we believe the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable.

Name and Address of Beneficial Owner (1)	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
5% Stockholders
Brookstone Partners LLC (2)	9,777,307	64.3%
Great Universal LLC (3)	8,013,358	52.7%
Investment AB Kinnevik (4)	2,646,103	17.4%
Tele2 AB (5)	1,806,575	11.9%

Executive Officers and Directors
Henry L. Guy (6)	3,910,923	25.7%
Jay Murray	—	—
Michael Fitzgerald	—	—
Leonard Gubar	—	—
David Marcus	—	—
Andreas M. Stenbeck (7)	2,671,486	17.6%
All current directors and executive officers as a group (6 persons)	6,582,409	43.3%
(1)	Unless otherwise noted, the business address of each beneficial owner is c/o Modern Holdings Incorporated, 89 Summit Avenue, Summit, New Jersey 07901.

(2)	Brookstone Partners LLC is the record holder of an aggregate of 1,763,949 shares of our common stock. Brookstone Partners LLC has voting, investment and dispositive decision over Great Universal LLC, which is an indirect wholly-owned subsidiary through Brookstone USA Inc. and The 1999 Great Universal LLC Trust. Accordingly, Brookstone Partners LLC may be deemed to beneficially own all of Great Universal LLC’s shares. The members of Brookstone Partners LLC currently consists of four members, including: Henry L. Guy (who is our President and Chief Executive Officer, and also a director of Great Universal, Inc.) and Andreas M. Stenbeck, a director. Mr. Guy and Mr. Stenbeck disclaim beneficial ownership of these securities except to the extent of their pecuniary interest therein.

(3)	Great Universal LLC is a direct wholly-owned subsidiary of The 1999 Great Universal LLC Trust, and is an indirect subsidiary of Brookstone Partners LLC. Voting, investment and dispositive decisions are exercised by Henry L. Guy, the manager of Brookstone Partners LLC.

(4)	The business address is Skeppsbron 18, Box 2094, SE-103 13 Stockholm. Investment AB Kinnevik is a publicly held Swedish corporation.

(5)	The business address is Skeppsbron 18, Box 2094, SE-103 13 Stockholm. Tele2 AB is publicly-held Swedish corporation.

(6)	Includes the shares described in note (2) above. Henry L. Guy is the manager of Brookstone Partners LLC, and holds a 40.0% ownership interest in it.

(7)	Andreas M. Stenbeck holds indirectly an 8.5% ownership in Millicom International Cellular S.A., a 6.8% ownership in Tele2 AB and a 22.4% ownership in Investment AB Kinnevik, each of which is a related party, and two of which are significant stockholders. Mr. Stenbeck also owns a 20% interest in Brookstone Partners LLC. Mr. Stenbeck does not exercise voting, investment or dispositive decisions over the shares of our common stock held by Tele2 AB or Investment AB Kinnevik, and his holdings do not include amounts held by these entities. Mr. Stenbeck disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

38

Selling stockholder

This prospectus covers the resale by the selling stockholder identified below of 7,977,254 shares of our common stock. As a result of warrants issued by predecessors of the selling stockholder, the selling stockholder is obligated to issue shares of our common stock to holders of such warrants upon exercise of the warrants at an exercise price of $1.30 per warrant. This prospectus registers the common stock underlying these warrants. We will not receive any proceeds from the exercise of these warrants or from the sale, if any, of the shares of our common stock underlying these warrants.

The following table and the accompanying footnote are based in part on information supplied to us by the selling stockholder. The table and footnote assume that all of the warrant holders will elect to participate in the offering and exercise the outstanding warrants, and that the selling stockholder will sell all of the shares of common stock underlying the warrants. However, because we do not know the number of warrant holders, if any, who will elect to exercise their warrants during the six months following the date of this prospectus, we cannot assure you as to the actual number of shares that will be sold by the selling stockholder or that will be held by the selling stockholder after the expiration of the warrants.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock.

	Shares Beneficially Owned Before the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percent	Number	Number(1)	Percent
Great Universal LLC	8,013,358	52.70%	7,977,254	36,104	*

1	Assumes the exercise of all warrants exercisable for our common stock offered pursuant to this prospectus.

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

39

Plan of Distribution

We are registering 7,977,254 shares of our common stock, par value $0.01 per share, under the registration statement of which this prospectus forms a part. These shares are held by our principal stockholder Great Universal LLC, or Great Universal. As a result of warrants issued by predecessors of Great Universal, Great Universal is obligated to deliver outstanding shares of our common stock held by it to holders of such warrants upon exercise of the warrants at an exercise price of $1.30 per warrant. Each warrant now entitles the holder to receive upon exercise 2.05851 shares of our common stock. We will not receive any proceeds from the exercise of these warrants or from the sale, if any, of the shares of our common stock underlying these warrants. The warrants will expire six months after the date the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission.

We will bear all fees and expenses incident to our obligation to register the shares of common stock. There can be no assurance that any warrant holder will elect to participate in this offering.

40

Description of Capital Stock

General

The following is a summary of the rights of our common stock and preferred stock and related provisions of our articles of incorporation and bylaws. For more detailed information, please see our articles of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Our authorized capital stock consists of 21,000,000 shares, each with a par value of $0.01 per share, of which:

•	20,000,000 shares are designated as common stock; and

•	1,000,000 shares designated as special preferred stock.

As of June 30, 2013 and December 31, 2012, there were six holders of record of our common stock.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. If we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Special Preferred Stock

Our board of directors has the authority, without further action by the shareholders, to issue from time to time the preferred stock in one or more series, to fix the number of shares of any such series and the designation thereof and to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption, redemption prices, liquidation preference and sinking fund terms, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219 and its telephone number is (800) 937-5449.

Directors’ Liability; Indemnification of Directors and Officers

Our certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that the elimination or limitation of such liability is not permitted by the DGCL. The provisions do not alter the liability of directors under federal securities laws. In addition, our certificate of incorporation and by-laws provide that we indemnify each director and the officers, employees, and agents determined by our board of directors to the fullest extent provided by the laws of the State of Delaware.

41

Legal Matters

Certain matters with respect to the common stock offered by this prospectus will be passed upon for us by LeClairRyan, A Professional Corporation, Newark, New Jersey.

Experts

The financial statements as of December 31, 2012 and 2011 and for each of the two years in the period ended December 31, 2012 included in this prospectus have been so included in reliance on the report of Grassi & Co., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the SEC’s Public Reference Room at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, and other information with the SEC. These periodic reports, and other information will be available for inspection and copying at the SEC’s public reference room and the web site of the SEC referred to above. We also maintain a website at http://www.modernholdings.com. Upon completion of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC, free of charge, at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website shall not be deemed incorporated into and is not part of this prospectus or the registration statement of which it forms a part.

42

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

INDEX CONSOLIDATED FINANCIAL STATEMENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders

Modern Holdings Incorporated and Subsidiaries

We have audited the accompanying consolidated balance sheets of Modern Holdings Incorporated and Subsidiaries at December 31, 2012 and 2011, and related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Modern Holdings Incorporated and Subsidiaries at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

GRASSI & CO., CPAs, P.C.

Jericho, New York

October 1, 2013

F-2

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2011

ASSETS
	DECEMBER 31,
	2012	2011
CURRENT ASSETS:
Cash and cash equivalents	$3,617,051	$4,968,437
Accounts receivable, net	4,064,053	4,014,925
Due from affiliates	2,310,786	2,326,741
Available-for-sale investments	—	1,132,665
Fiduciary assets	718,369	1,223,472
Costs and estimated earnings in excess of billings
on uncompleted contracts	467,349	571,864
Deferred costs	59,506	42,542
Prepaid income taxes	948,452	835,321
Prepaid expenses and other current assets	736,210	1,430,868
Total Current Assets	12,921,776	16,546,835

PROPERTY AND EQUIPMENT, NET	307,982	250,363

OTHER ASSETS:
Intangibles, net	1,945,083	2,291,250
Goodwill	1,457,891	1,457,891
Other assets	1,081,571	526,970
Total Other Assets	4,484,545	4,276,111

	$17,714,303	$21,073,309

The accompanying notes are an integral part of these consolidated financial statements.

F-3

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2011

LIABILITIES AND EQUITY
	DECEMBER 31,
	2012	2011
CURRENT LIABILITIES:
Fiduciary liabilities	$718,369	$1,223,472
Short-term debt and current maturities of long-term debt	4,072,806	2,408,812
Accounts payable	782,145	728,772
Due to affiliates	326,776	2,071,609
Accrued expenses and other current liabilities	4,592,467	4,203,023
Billings in excess of costs and estimated earnings
on uncompleted contracts	18,788	330,495
Deferred revenue - current portion	3,614,000	3,024,021
Total Current Liabilities	14,125,351	13,990,204

LONG-TERM LIABILITIES:
Deferred revenue	466,499	—
Long-term debt, less current maturities	2,000	4,107
Total Long-Term Liabilities	468,499	4,107

COMMITMENTS AND CONTINGENCIES

PUTTABLE NONCONTROLLING INTEREST	637,741	752,058

EQUITY:
Preferred stock, $.01 par value, 1,000,000 shares authorized,
no shares issued and outstanding	—	—
Common stock, $.01 par value, 20,000,000 shares authorized,
15,204,320 shares issued in 2012 and 2011 and 14,410,333 shares
outstanding in 2012 and 2011	152,043	152,043
Additional paid-in capital	82,707,684	82,707,684
Treasury stock, 793,987 shares, at cost, in 2012 and 2011	(530,400)	(530,400)
Accumulated deficit	(83,495,354)	(80,121,126)
Accumulated other comprehensive income, net of tax	3,648,739	4,118,739
Total Equity	2,482,712	6,326,940

	$17,714,303	$21,073,309

The accompanying notes are an integral part of these consolidated financial statements.

F-4

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	DECEMBER 31,
REVENUES:	2012	2011
Product sales	$5,717,101	$8,581,839
Service revenue	13,730,341	15,275,590
Product sales to related parties	2,132,622	2,188,636
Service revenue to related parties	7,002,970	7,626,228
Total Revenues	28,583,034	33,672,293

COSTS AND EXPENSES:
Cost of sales and services	16,833,440	18,537,806
Selling, general and administrative	12,529,082	12,925,465
Research and development	2,593,697	3,485,521
Depreciation and amortization	491,011	551,585
Total Costs and Expenses	32,447,230	35,500,377

LOSS FROM OPERATIONS	(3,864,196)	(1,828,084)

OTHER INCOME (EXPENSE):
Interest income	15,792	43,727
Interest expense	(164,958)	(110,872)
Management fee income	181,227	64,347
Other income	367,871	64,135
Total Other Income	399,932	61,337

LOSS BEFORE PROVISION FOR (BENEFIT FROM) INCOME TAXES	(3,464,264)	(1,766,747)

PROVISION FOR (BENEFIT FROM) INCOME TAXES	24,281	(189)

NET LOSS	(3,488,545)	(1,766,558)

ADD: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	114,317	126,886

NET LOSS ATTRIBUTABLE TO MODERN HOLDINGS INCORPORATED	(3,374,228)	(1,639,672)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustment	247,238	(60,852)
Unrealized (loss) gain on available-for-sale investments	(104,421)	4,812
	142,817	(56,040)
Reclassification Adjustments
Realized gain on available-for-sale investments	(612,817)	—
	(470,000)	(56,040)
COMPREHENSIVE LOSS ATTRIBUTABLE TO MODERN HOLDINGS
INCORPORATED	(3,844,228)	(1,695,712)

COMPREHENSIVE LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(114,317)	(126,886)

COMPREHENSIVE LOSS	$(3,958,545)	$(1,822,598)

AMOUNTS ATTRIBUTABLE TO MODERN HOLDINGS
INCORPORATED STOCKHOLDERS:

Basic and Diluted net loss per common share
Net loss per share	$(0.23)	$(0.11)

Weighted Average common shares outstanding	14,410,333	14,912,028

The accompanying notes are an integral part of these consolidated financial statements.

F-5

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss), Net of Tax	Noncontrolling Interest	Total Equity
Balance, January 1, 2011	15,204,320	$152,043	$82,669,011	$—	$(78,165,826)	$3,462,353	$878,944	$8,996,525
Contribution of Great Universal Inc.	—	—	38,673	—	(315,628)	712,426	—	435,471
Reclassification of noncontrolling
interest to temporary equity	—	—	—	—	—	—	(878,944)	(878,944)
Other comprehensive loss	—	—	—	—	—	(56,040)	—	(56,040)
Treasury stock purchase	(793,987)	—	—	(530,400)	—	—	—	(530,400)
Net loss	—	—	—	—	(1,639,672)	—	—	(1,639,672)

Balance, December 31, 2011	14,410,333	152,043	82,707,684	(530,400)	(80,121,126)	4,118,739	—	6,326,940

Other comprehensive loss	—	—	—	—	—	(470,000)	—	(470,000)
Net loss	—	—	—	—	(3,374,228)	—	—	(3,374,228)

Balance, December 31, 2012	14,410,333	$152,043	$82,707,684	$(530,400)	$(83,495,354)	$3,648,739	$—	$2,482,712

The accompanying notes are an integral part of these consolidated financial statements.

F-6

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	DECEMBER 31,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,488,545)	$(1,766,558)
Adjustments to reconcile net loss to net cash used
in operating activities:
Depreciation and amortization	491,011	551,585
Fair value adjustment to earnout liability	—	(474,000)
Realized gain on sale of equity investments	(612,817)	—
Other-than-temporary impairment	200,000	—
Changes in operating assets and liabilities:
Accounts receivable	62,640	734,346
Due from affiliates	147,154	(281,325)
Costs and estimated earnings in excess of billings on
uncompleted contracts	130,753	(254,900)
Deferred costs	(16,964)	31,729
Prepaid income taxes	(113,131)	(243,360)
Prepaid expenses and other current assets	810,852	198,538
Other assets	(289,713)	(50,932)
Fiduciary assets	505,103	1,009,912
Fiduciary liabilities	(505,103)	(1,009,912)
Accounts payable	48,051	(115,971)
Due to affiliates	(97,590)	206,179
Accrued expenses and other current liabilities	217,729	(309,526)
Billings in excess of costs and estimated earnings on
uncompleted contracts	(318,583)	(341,343)
Deferred revenue	951,742	(462,465)
Net cash used in operating activities	(1,877,411)	(2,578,003)

CASH FLOWS FROM INVESTING ACTIVITIES:
Redemption of available-for-sale investments	—	53,708
Purchase of property and equipment	(182,095)	(43,184)
Purchase of cost-method investments	(482,933)	—
Net cash (used in) provided by investing activities	(665,028)	10,524

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of common stock	—	(530,400)
Borrowings of debt	12,059,362	6,272,918
Repayments of debt	(11,090,890)	(4,878,257)
Net cash provided by financing activities	968,472	864,261

Effect of exchange rate changes on cash and cash
equivalents	222,581	(43,822)

Net decrease in cash and cash equivalents	(1,351,386)	(1,747,040)
Cash and cash equivalents at beginning of year	4,968,437	6,715,477
Cash and cash equivalents at end of year	$3,617,051	$4,968,437

Supplemental disclosure of cash flow information:
Cash paid for interest	$102,667	$75,770
Cash paid for taxes	$237,775	$400,655
Noncash transfer of assets to settle amounts due to affiliates	$1,649,430	$—

The accompanying notes are an integral part of these consolidated financial statements.

F-7

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 1 - Nature of Operations and Principles of Consolidation

Modern Holdings Incorporated (“Modern Holdings” or the “Company”), a Delaware corporation, is a diversified holding company owning companies in several industries including telecommunications, insurance claims administration, and school photography. The Company’s primary business involves software and support services. Modern Holdings’ portfolio companies provide their products and services to a diverse range of clients worldwide. The Company’s primary operations are in Sweden, and the Company’s headquarters are located in Summit, New Jersey.

The operating companies of Modern Holdings are:

•	Basset AB (“Basset”) based in Sweden, is a provider of interconnect, roaming and fraud detection billing software for the telecommunication industry, worldwide.

•	Tailormade Consulting Group AB (“Tailormade”) based in Sweden, is a provider of billing software for the telecommunication and energy industries, worldwide.

•	Xpeedio Support Solutions AB (“Xpeedio”) based in Sweden, is an IT support company with clients located primarily in Sweden, in the business to business market.

•	Lors Photography Inc. (“Lors”) based in Union, New Jersey, is a regional provider of school photography throughout the tri-state area.

•	Innova Claims Management LLC (“Innova”) doing business as Specialty Claims Management (“SCM”), based in Secaucus, New Jersey, is a company that provides third party claims administration to the insurance industry.

•	Modern Billing Solutions, Inc. (“Modern Billings”) provides sales personnel for Basset and Tailormade regarding sales in the United States. Modern Billings was formed in late 2011 and had limited activity in 2012 and 2011.

•	Blackbook Photography Inc. (“Blackbook”) publishes photography and illustration source books for finding photographers, illustrators and graphic designers and had limited activity in 2012 and 2011.

•	Loft Life, Inc. (“Loft Life”) is a lifestyle magazine and had limited activity in 2012 and 2011.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared on a consolidated basis and reflect the financial statements of Modern Holdings Incorporated and all of its majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

On January 1, 2013, the Company’s majority shareholder, Great Universal LLC (“GU LLC”), contributed the stock of its subsidiary, Great Universal Inc. (“GUI”), to the Company. The contribution represents a transaction between entities under common control and as such, is reflected in the accompanying consolidated financial statements as if the transaction occurred on January 1, 2011. The equity interests were transferred at their January 1, 2011 carrying amounts into the accounts of GUI.

The noncontrolling interest represents the minority partners’ interests in the operations of SCM and the profits or losses associated with the minority partners’ interests in those operations, in the consolidated balance sheets and consolidated statements of operations, respectively.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

F-8

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. The Company bases its estimates and assumptions on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Actual results could differ from those estimates. The amounts of assets and liabilities reported in the Company’s consolidated balance sheets and revenues and expenses reported in the consolidated statements of operations for the periods presented are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition, allowance for doubtful accounts, deferred tax valuation allowances, depreciation and amortization periods, recoverability of long-term assets including goodwill and intangibles, income taxes and related reserves and the average duration of insurance claims.

Fair Value Measurements

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) ASC Topic 820, Fair Value Measurements and Disclosures defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the Company’s own credit risk.

FASB ASC Topic 820 establishes a three-level hierarchy of fair value measurements based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. The fair value hierarchy requires the use of observable market data when available and consists of the following levels:

•	Level 1 - Quoted prices for identical instruments in active markets;

•	Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets; and

•	Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

See Note 6 for fair value measurements.

F-9

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Cash and Cash Equivalents

The Company maintains cash balances in several financial institutions. Interest-bearing balances in U.S. banks are insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to $250,000 per institution.  In addition, all funds in U.S. banks in noninterest-bearing accounts were insured by the FDIC through December 31, 2012.  From time to time, the Company’s balances may exceed these limits. At December 31, 2012 and 2011, the Company had approximately $3,259,000 and $4,372,000, respectively, of cash in international bank accounts.

Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value consisting of the carrying amount less the allowance for uncollectible accounts. The Company evaluates the collectability of its accounts receivable based on a combination of factors. When the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are outstanding, the current business environment and its historical experience. The Company’s policy to determine past due accounts is based upon the contractual payment terms of the receivables. The Company generally does not record interest on past due accounts. Accounts are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. At December 31, 2012, the Company determined that no reserve is deemed necessary. At December 31, 2011, the allowance for doubtful accounts approximated $219,000.

Available-For-Sale Investments

The Company’s investment in equity securities primarily consists of an investment in the common stock of Millicom International Cellular S.A. (OTC ticker symbol: MIICF), a related party (See Note 11). At December 31, 2011, the amortized cost and market value of the Company’s available-for-sale equity securities were $415,427 and $1,132,665, respectively.

At December 31, 2011, all of the Company’s available-for-sale equity securities were valued using Level 1 inputs. Gross unrealized gains on available-for-sale investments were $717,238 at December 31, 2011.

During 2012, the Company contributed all its available-for-sale investments to repay an amount due to an affiliate. The Company recognized a gain on sale of investments of approximately $613,000 which is recorded in other income on the accompanying consolidated statement of operations. The Company uses the specific-identification method in determining cost in calculating realized gains and losses.

F-10

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Deferred Costs

Deferred costs include the direct costs of certain personnel dedicated to developing photographs and other production and development costs. This asset is amortized to cost of sales upon delivery of the relevant photographs when the related revenue is recognized.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization.

Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable through an assessment of the estimated future undiscounted cash flows related to such assets. In the event that assets are found to be carried at amounts that are in excess of estimated undiscounted future cash flows, the carrying value of the related asset or group of assets is reduced to a level commensurate with fair value based on a discounted cash flow analysis. No impairment indicators were identified during the years ended December 31, 2012 and 2011.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization on leasehold improvements is computed using the straight-line method over the shorter of the assets’ estimated useful lives or the lease term.

The estimated useful lives used in determining depreciation are as follows:

Useful Life
Computers and equipment	3 to 7 years
Furniture and fixtures	5 to 7 years
Software	3 years

Goodwill and Other Intangible Assets

Goodwill represents the premium paid over the fair value of the net tangible and intangible assets acquired in business combinations. The Company is required to perform a goodwill impairment test on at least an annual basis. Application of the goodwill impairment test requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the businesses, the useful life over which cash flows will occur and determination of weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment for each reporting unit. The Company conducts its annual goodwill impairment test as of the last day of December each year, or more frequently if indicators of impairment exist. The Company periodically analyzes whether any such indicators of impairment exist. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected future cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition and/or slower expected growth rates, among others.

F-11

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Goodwill and Other Intangible Assets (cont’d.)

Intangible assets are initially valued at fair market value using generally accepted valuation methods appropriate for the type of intangible asset. Indefinite lived intangibles are reviewed annually for impairment or more frequently, if indicators of impairment arise. Intangible assets with definite lives are amortized over the estimated useful lives and are reviewed for impairment, if indicators of impairment arise. The evaluation of impairment is based upon a comparison of the carrying amount of the intangible asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the intangible asset to its carrying value, with any shortfall from fair value recognized as an expense in the current period.

The Company’s definite lived intangible assets consist of customer relationships and are amortized over their estimated useful lives of 6 years using a straight-line method.

Cost-Method Equity Investments

The Company’s cost-method equity investments are carried at cost as the Company owns less than 20% of the voting equity and does not have the ability to exercise significant influence over these companies. The Company regularly evaluates the carrying value of its cost-method equity investments for impairment and whether any events or circumstances are identified that would significantly harm the fair value of the investment. The primary indicators the Company utilizes to identify these events and circumstances are the investee’s ability to remain in business, such as the investee’s liquidity and rate of cash use, and the investee’s ability to secure additional funding and the value of that additional funding. In the event a decline in fair value is judged to be other-than-temporary, the Company will record an other-than-temporary impairment charge in other income (expense), net in the consolidated statement of operations. During 2012, the Company recorded an other-than-temporary impairment charge of $200,000. In addition, the Company made a cost-method investment totaling $486,000 in 2012. At December 31, 2012 and 2011, the Company has approximately $770,000 and $486,000, respectively, of cost-method equity investments, which are included in other assets on the accompanying consolidated balance sheets. In 2013, the Company sold a cost-method investment totaling approximately $484,000 for approximately $674,000.

F-12

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities at December 31, consist of the following:

	2012	2011
Accrued compensation costs	$1,999,630	$1,682,183
Accrued compensated absences	989,324	974,442
Accrued professional fees	470,630	649,444
Accrued sales and value added taxes	299,922	305,632
Accrued rebates	257,002	229,526
Accrued other current liabilities	575,959	361,796

Total accrued expenses and other current liabilities	$4,592,467	$4,203,023

Deferred Revenue

Deferred revenue consists of payments received in advance of revenue being earned under software license contracts, support and maintenance agreements, school photography and claims administration. Advances are recognized as revenue when earned, pursuant to the applicable revenue recognition principles for the specific type of revenue as disclosed in this Note 2.

Fiduciary Assets and Liabilities

In its capacity as a third party insurance claim administrator, the Company retains certain funds from insurance companies to pay claims on behalf of the insurance companies. These funds are held by the Company in a fiduciary capacity.

Accumulated Other Comprehensive Income

FASB ASC Topic 220, Reporting Comprehensive Income, establishes rules for the reporting of comprehensive income and its components. Comprehensive income is defined as all changes in equity from non-owner sources. For the Company, comprehensive income (loss) consists of net income (loss) and changes in the cumulative foreign currency translation adjustments and the unrealized gain (loss) on available-for-sale investments.

The components of Accumulated Other Comprehensive Income as of December 31, 2012 and 2011 are as follows:

F-13

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Accumulated Other Comprehensive Income (cont’d.)

	2012	2011
Foreign currency translation	$3,648,739	$3,401,501
Unrealized gain on available-for-sale investments	—	717,238
	$3,648,739	$4,118,739

Puttable Noncontrolling Interest

A noncontrolling interest reflects an ownership interest in entities that are consolidated as less than 100% owned. The Company follows FASB ASC Topic 810, Consolidation, to account for the noncontrolling interest, which establishes accounting and reporting standards pertaining to: (i) ownership interests in subsidiaries held by parties other than the parent (“noncontrolling interest”), (ii) the amount of net income attributable to the parent and to noncontrolling interest, (iii) changes in the parent’s ownership interest, and (iv) the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. If a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary is measured at fair value and a gain or loss is recognized in net income based on such fair value. For presentation and disclosure purposes, the guidance requires a noncontrolling interest to be classified as a separate component of equity. The Company and the former owners of SCM have entered into a call right and put option agreement. The Company has the right to purchase the remaining noncontrolling interests at a unit value based upon a formula using earnings before interest, taxes, depreciation and amortization for the trailing twelve months from the date the noncontrolling interests were put to the Company or called by the Company. The former owners of SCM, after a period of two years from the acquisition date, have the option to put their noncontrolling interests back to the Company for a unit value based upon a formula derived from the trailing twelve months from the date of the put date earnings before interest, taxes, depreciation and amortization.  Since the redemption feature of the put option is out of the control of the Company, for presentation and disclosure purposes, the noncontrolling interest is classified as temporary equity on the accompanying consolidated balance sheets.

Foreign Currency Translation

The functional currency of each entity in the Company is its respective local country currency which is also the currency of the primary economic environment in which it operates. Monetary assets and liabilities in foreign currencies are re-measured into the functional currency at the rate of exchange prevailing at the balance sheet date. Transactions in foreign currencies are re-measured into functional currency at the rate of exchange prevailing on the date of the transaction. All transaction foreign exchange gains and losses are recorded as other income (expense) in the accompanying consolidated statement of operations. The Company recorded net transaction foreign exchange losses of approximately $147,000 and $26,600 for the years ended December 31, 2012 and 2011, respectively. These amounts are included in other income on the accompanying consolidated statements of operations.

F-14

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Foreign Currency Translation (cont’d.)

The assets and liabilities of the subsidiaries for which the functional currency is other than the U.S. dollar, are translated into U.S. dollars, the reporting currency, at the rate of exchange prevailing on the balance sheet date. Revenues and expenses are translated into U.S. dollars at the exchange rates prevailing on the last business day of each month, which approximates the average monthly exchange rate. Resulting translation adjustments are included in accumulated other comprehensive income (loss) as a separate component of equity.

Revenue Recognition

The Company’s revenues are primarily derived from consulting services, sales of software licenses, installation revenues, maintenance revenues, photograph sales and the administration of insurance claims. Revenues are recognized under contracts generally when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, services have been performed or products have been delivered and collection of the amounts billed is reasonably assured.

Revenues from consulting services related to training and general consulting are recognized under a time-and-material basis as the services are performed.

Revenue from term (recurring license charge) license software is recognized on a straight-line basis over the period that the client is entitled to use the license.

Revenues under long-term contracts for installation of billing software systems are recognized based on the percentage of completion method of accounting primarily measured based on hours incurred to total hours expected. Changes in estimated hours during the course of a contract are reflected in the period in which such facts become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The percentage of completion method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods and, as a result, there can be a significant disparity between earnings as reported and actual cash received by the Company during any reporting period. In accordance with industry practice, costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts, included in the accompanying consolidated balance sheets, contain amounts relating to contracts and programs with long-term production cycles. The Company’s recorded revenue may be adjusted in later periods in the event that the Company’s hour estimates prove to be inaccurate or a contract is terminated.

Revenue from post-contract support, which may include unspecified upgrades on a when-and-if-available basis, is recognized on a straight-line basis over the period such items are delivered.

F-15

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Revenue Recognition (cont’d.)

Software-related elements include software products and services for which a software deliverable is essential to its functionality. Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are not within the scope of software revenue recognition guidance and are accounted for based on other applicable revenue recognition guidance.

A software multiple-deliverable arrangement is separated into more than one unit of accounting if all of the following criteria are met:

•	The functionality of the delivered element(s) is not dependent on the undelivered element(s);

•	There is vendor-specific objective evidence (“VSOE”) of fair value of the undelivered element(s). VSOE of fair value is based on the price charged when the deliverable is sold separately by the company on a regular basis and not as part of the multiple-deliverable arrangement; and

•	Delivery of the delivered element(s) represents the culmination of the earnings process for that element(s).

If any one of these criteria is not met, the arrangement is accounted for as one unit of accounting which would result in revenue being recognized ratably over the contract term or being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element and there is VSOE of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative VSOE of fair value. There may be cases, however, in which there is VSOE of fair value of the undelivered item(s) but no such evidence for the delivered item(s). In these cases, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate VSOE of fair value of the undelivered elements.

The revenue for the Company’s multiple-deliverable arrangements is allocated to the software deliverable and the non-software deliverables based on the relative selling prices of all of the deliverables in the arrangement using the hierarchy: VSOE, third-party evidence (“TPE”) or best estimate of selling price (“BESP”). In the limited circumstances where the Company cannot determine VSOE or TPE of the selling price for all of the deliverables in the arrangement, including the software deliverable, BESP is used for the purpose of performing this allocation.

Photography revenue is recognized upon delivery of the photographs. The Company charges a shipping and handling fee to its customers to ship the photographs. These amounts are recorded as revenue. Revenues associated with the shipping and handling fees were approximately $176,000 and $252,000 for the years ended December 31, 2012 and 2011, respectively. The costs of shipping and handling are expensed as incurred and are included in cost of sales and services on the accompanying consolidated statements of operations. The Company receives payment before the photographs are shipped. These amounts are recorded as deferred revenue until the product is delivered.

F-16

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Revenue Recognition (cont’d.)

Revenue from the administration of insurance claims is recognized ratably over the estimated period that it takes to administer the type of claim from start to close. The claim length could range for periods up to 13 months. The Company’s billings do not necessarily correlate with the revenues recognized ratably over the life of the claim. At December 31, 2012 and 2011, the Company has recorded unbilled receivables of $754,439 and $884,461, respectively, which are included in accounts receivable on the consolidated balance sheets. These balances are generally billable within 12 months. Billings rendered in advance of services performed are recorded and classified as deferred revenue on the consolidated balance sheets.

Total revenue does not include sales or value added tax, as the Company considers itself a pass-through entity for collecting and remitting sales and value added taxes.

Software Development Costs

Costs incurred in connection with the development of software products are accounted for in accordance FASB ASC Subtopic 985-20, Software - Costs of Software to be Sold, Leased or Marketed. Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility in the form of a working model has been established. To date, the Company has not capitalized any development costs related to software products since the time period between technological feasibility and general release of a product has not been significant and the related costs incurred during that time period have not been material.

Advertising Expenses

Advertising costs are charged to operations as incurred. The Company recorded approximately $233,000 and $419,000 of advertising expenses for the years ended December 31, 2012 and 2011, respectively. These costs are included in selling, general and administrative expenses on the accompanying consolidated statements of operations.

Research and Development Expenses

Research and development expenditures are charged to research and development expense as incurred.

F-17

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, Income Taxes. Under FASB ASC Topic 740, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis and all operating losses carried forward, if any. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the applicable temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or tax status is recognized in the statement of operations in the period in which the change is identified. Deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

FASB ASC Topic 740 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The guidance contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with FASB ASC Topic 740. The first step is to evaluate the tax position for recognition by determining, based on the technical merits, that the position will be more likely than not sustained upon examination. The second step is to measure the tax benefit as the largest amount of the tax benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties related to unrecognized tax benefits are being included in provision for income tax expense in the accompanying consolidated statements of operations.

Net Loss Per Share

Basic and diluted net income (loss) per common share is determined by dividing net income (loss) applicable to common stockholders by the weighted average common shares outstanding during the period.  For the periods where there is a net loss attributable to common shareholders, any other outstanding equity instruments would be excluded from the calculation of diluted income (loss) per common shareholder because their effect would be anti-dilutive.  Therefore, the weighted average shares used to calculate both basic and diluted loss per share would be the same for those periods.  At December 31, 2012 and 2011, the Company had no other equity instruments outstanding.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. By their nature, all such financial instruments involve risks including the credit risks of non-performance by counterparties.  Trade accounts receivable are incurred pursuant to contractual terms with customers. Credit losses on accounts receivable have not been material because of a large concentration of revenues with a small number of large, established companies. The Company evaluates the creditworthiness of its clients in conjunction with its revenue recognition processes as well as through its ongoing collectability assessment processes for accounts receivable.

F-18

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Concentration of Credit Risk (cont’d.)

Two affiliated clients in the Telecommunications segment accounted for approximately 32% and 28% of consolidated revenues for the years ended December 31, 2012 and 2011, respectively. No other clients accounted for more than 10% of consolidated revenues for the years ended December 31, 2012 and 2011.  Other than the amounts due from affiliates as detailed in Note 11, one client accounted for 22% and 19% of consolidated accounts receivable as of December 31, 2012 and 2011, respectively.  No other clients accounted for more than 10% of consolidated accounts receivable.

New Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-02, Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income (“AOCI”). Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of AOCI by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period.

For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective from January 1, 2013, and the Company does not expect the new guidance to have an impact on its consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which simplifies the guidance for testing the impairment of indefinite-lived intangible assets other than goodwill. Examples of intangible assets subject to the guidance include indefinite-lived trademarks, licenses, and distribution rights. The amendment provides the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. Under the option, an entity is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This amendment is effective for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company does not expect the new guidance to have an impact on its 2013 impairment test results.

In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment, which allows entities to use a qualitative approach to test goodwill for impairment. ASU No. 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption did not impact the Company’s consolidated financial position or results of operations.

F-19

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 2 - Summary of Significant Accounting Policies (cont’d.)

New Accounting Pronouncements (cont’d.)

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income. ASU No. 2011-05 is effective retrospectively for the interim and annual periods beginning on or after December 15, 2011 (early adoption is permitted), requires presentation of total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, FASB issued ASU No. 2011-12, an amendment to defer the presentation on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for annual and interim financial statements. The implementation of the two aforementioned amendments did not have a material impact on the Company’s consolidated financial position and results of operations.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU No. 2011-04 was intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) and International Financial Reporting Standards (“IFRS”). The amendments in this update result in common fair value measurement and disclosure requirements in GAAP and IFRS. The update explains how to measure fair value and does not require additional measurements. The update is effective from January 1, 2012 and may require certain additional disclosures associated with the fair value measures. The implementation of the amendments did not have a material impact on the Company’s consolidated financial position and results of operations.

Note 3 - Segment Information

The Company has determined that it has four reportable segments organized around the types of businesses:

Telecommunications - an aggregation of two operating segments, Basset and Tailormade, which provides various billing software products for the worldwide telecommunication industry.

IT Support - includes the operating segment Xpeedio, which provides IT support for business to business markets.

Photography - includes the operating segment of Lors, which provides school photography throughout the New Jersey, New York and Pennsylvania areas.

Insurance - includes the operating segment SCM, which provides third party claims administration to the insurance industry.

Net revenues include no significant intersegment revenues. Operating loss by segment and geographic area excludes general corporate and interest expenses. Segment assets are those assets directly owned by each segment. Assets of the Corporate and Other segment consist primarily of cash, other current assets, equipment, and other non-current assets. The following table represents financial information by segment for the years ended December 31, 2012 and 2011.

F-20

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 3 - Segment Information (cont’d.)

Year Ended December 31, 2012
	Telecommunications	IT Support	Photography	Insurance	Corporate	Consolidated
REVENUES:
Product sales	$813,612	$—	$4,903,490	$—	$—	$5,717,102
Service revenue	4,394,315	4,430,038	—	4,905,987	—	13,730,340
Product sales to related parties	2,132,622	—	—	—	—	2,132,622
Service revenue to related parties	6,973,903	29,067	—	—	—	7,002,970
Total Revenues	$14,314,452	$4,459,105	$4,903,490	$4,905,987	$—	$28,583,034

Depreciation and Amortization	$31,146	$29,175	$21,694	$371,219	$37,777	$491,011

(LOSS) INCOME FROM OPERATIONS	$(1,304,895)	$56,142	$(14,588)	$(60,471)	$(2,540,384)	$(3,864,196)

OTHER INCOME (EXPENSE)
Interest Income						15,792
Interest expense						(164,958)
Management fee income						181,227
Other income						367,871
Total Other Income						399,932

PROVISION FOR INCOME TAXES						24,281

NET LOSS						$(3,488,545)

CAPITAL EXPENDITURES	$30,801	$121,614	$14,600	$12,504	$2,576	$182,095

GOODWILL	$—	$—	$1,001,957	$455,934	$—	$1,457,891

SEGMENT ASSETS	$5,915,839	$2,107,149	$1,033,105	$5,598,102	$3,060,108	$17,714,303

Year Ended December 31, 2011
	Telecommunications	IT Support	Photography	Insurance	Corporate	Consolidated
REVENUES:
Product sales	$2,332,258	$—	$6,247,793	$—	$1,788	$8,581,839
Service revenue	4,948,491	5,353,187	—	4,973,912	—	15,275,590
Product sales to related parties	2,188,636	—	—	—	—	2,188,636
Service revenue to related parties	7,082,084	544,144	—	—	—	7,626,228
Total Revenues	$16,551,469	$5,897,331	$6,247,793	$4,973,912	$1,788	$33,672,293

Depreciation and Amortization	$27,556	$23,257	$49,217	$368,605	$82,950	$551,585

(LOSS) INCOME FROM OPERATIONS	$(1,175,674)	$722,947	$571,371	$(102,019)	$(1,844,709)	$(1,828,084)

OTHER INCOME (EXPENSE)
Interest Income						43,727
Interest expense						(110,872)
Management fee income						64,347
Other income						64,135
Total Other Income						61,337

BENEFIT FROM INCOME TAXES						(189)

NET LOSS						$(1,766,558)

CAPITAL EXPENDITURES	$19,534	$1,260	$—	$13,991	$8,399	$43,184

GOODWILL	$—	$—	$1,001,957	$455,934	$—	$1,457,891

SEGMENT ASSETS	$6,496,810	$2,381,730	$1,437,587	$5,419,164	$5,338,018	$21,073,309

F-21

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 3 - Segment Information (cont’d.)

Geographic Operations
	For the year ended December 31,
Net Revenues:	2012	2011
United States	$9,809,477	$11,223,493
Scandanavia	9,853,812	12,205,059
Africa	3,383,847	4,287,267
Europe (excluding Scandanavia)	2,493,876	2,338,765
South America	2,117,530	1,690,565
Asia	614,884	1,230,758
Other	309,608	696,386

Total Net Revenues	$28,583,034	$33,672,293

Long-lived assets:
United States	$4,597,184	$4,443,592
Sweden	195,343	82,882

	$4,792,527	$4,526,474

Note 4 - Property and Equipment

Property and equipment, net at December 31, consists of the following:

	2012	2011
Computers and equipment	$1,415,108	$1,286,700
Furniture and fixtures	358,180	343,216
Software	211,767	211,767
Leasehold improvements	353,806	341,022
	2,338,861	2,182,705
Less: Accumulated depreciation and amortization	2,030,879	1,932,342

	$307,982	$250,363

Depreciation and amortization expense of property and equipment was $144,844 and $205,418 for the years ended December 31, 2012 and 2011, respectively.

F-22

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 5 - Goodwill and Intangible Assets

Goodwill

The following table sets forth details of the Company’s goodwill balance, by segment, at December 31, 2012 and 2011:

	Photography	Insurance	Total
Balance at January 1, 2011	$1,001,957	$455,934	$1,457,891
No activity	—	—	—
Balance at December 31, 2011	1,001,957	455,934	1,457,891
No activity	—	—	—
Balance at December 31, 2012	$1,001,957	$455,934	$1,457,891

Based on the results of its impairment test performed during the years ended December 31, 2012 and 2011, the Company’s goodwill was not impaired. The Company makes every reasonable effort to ensure that it accurately estimates the fair value of the reporting units. However, future changes in the assumptions used to make these estimates could result in the recording of an impairment loss. In the event the Company records an impairment loss in the future, such amount will not be deductible for tax purposes.

Intangible Assets

Information regarding the Company’s amortizable intangible assets at December 31, 2012 and 2011 is set forth below:

December 31, 2012
	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount

Customer relationships	$4,347,000	$(3,135,417)	$1,211,583

December 31, 2011
	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount

Customer relationships	$4,347,000	$(2,789,250)	$1,557,750

Amortization expense of intangible assets for each of the years ended December 31, 2012 and 2011 was $346,167.

F-23

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 5 - Goodwill and Intangible Assets (cont’d.)

Estimated amortization expense of intangible assets is as follows:

Years Ending December 31:
2013	$346,167
2014	346,167
2015	346,167
2016	173,082

Total	$1,211,583

The Company has $733,500 of indefinite life tradenames and trademarks at December 31, 2012 and 2011. There were no impairments of tradenames and trademarks in 2012 and 2011.

Note 6 - Fair Value Measurements

The Company’s financial assets and liabilities include cash and cash equivalents, accounts receivable, due from affiliates, fiduciary assets and liabilities, short-term debt and current maturities of long-term debt, accounts payable, due to affiliates, accrued expenses and other current liabilities. The carrying amounts of the Company’s financial assets and liabilities approximate fair value because of the short maturity of these instruments. The available-for-sale equity investments are recorded at fair value (Level 1) based upon their trading in active markets.

At January 1, 2011, the carrying amount of the earnout liability to former SCM shareholders was recorded at fair value (Level 3), which was estimated by discounting future payments to present value using risk-adjusted rates. At June 30, 2011, the Company reduced the fair value of the earnout liability by $474,000, thus eliminating the earnout liability, due to a change in the expected future payments based upon revenue and earnings projections through the remaining term of the earnout agreement. This reduction was recorded in general and administrative expenses on the consolidated statement of operations. The earnout periods expired in 2012 with no amounts being earned.

The Company’s nonfinancial assets measured at fair value on a nonrecurring basis include goodwill, intangible assets and property, plant and equipment. These assets are recorded at carrying value. However, whenever events or changes in circumstances indicate that their carrying value may not be fully recoverable (or at least annually for goodwill and indefinite-lived intangible assets), such assets are assessed for impairment and, if applicable, written down to and recorded at fair value. To measure fair value for such assets, the Company uses techniques including discounted expected future cash flows (“DCF”) (Level 3 input). A discounted cash flow analysis calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit or asset and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in the DCF require the exercise of significant judgment, including judgment about appropriate discount rates, growth rates and the amount and timing of expected future cash flows.

F-24

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 7 - Debt

Debt as of December 31, consists of the following:

Debt:	2012	2011
Lines of credit	$3,062,834	$2,161,708

Affiliated Party Debt:
Note payable - Brookstone/GUI	379,000	—
Note payable - Brookstone	418,865	244,465
Note payable - Brookstone/Primetime 24 JV	210,000	—
Equipment loan	4,107	6,746
Total affiliated party debt	1,011,972	251,211

Total Debt	4,074,806	2,412,919

Less: Short-term portion	4,072,806	2,408,812

Long-term debt	$2,000	$4,107

The Company has five separate lines of credit with one financial institution in Sweden. The five lines are considered the Basset line, the Tailormade line, the Xpeedio line, the Lors line and Modern Holdings line.

Basset line: Basset has a line-of-credit of up to 10,000,000 Swedish Krona (“SEK”) (approximately $1,536,000 and $1,450,000 at December 31, 2012 and 2011, respectively). The line is unsecured, due on demand and is at an interest rate of the Stockholm Interbank Offered Rate (“STIBOR”) plus 1.9 basis points (totaling 3% at December 31, 2012 and 2011). At December 31, 2012 and 2011, the balance outstanding is $1,217,272 and $941,308, respectively. The line is renewed annually on January 1. The line is renewed through December 31, 2013.

Tailormade line: On April 12, 2012, the Company entered into a line-of-credit agreement through a financial institution of up to 3,000,000 SEK (approximately $460,800 at December 31, 2012). The line is unsecured, due on demand and is at an interest rate of STIBOR plus 1.9 basis points (totaling 3% at December 31, 2012). Unused amounts under the line bear interest at .6% annually. At December 31, 2012, the balance outstanding is $240,162. On January 1, 2013, the Tailormade line was merged into the Basset line, which increased the Basset line up to 13,000,000 SEK.

F-25

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 7 - Debt (cont’d.)

Xpeedio line: On April 12, 2012, the Company entered into a line-of-credit agreement through a financial institution of up to 3,000,000 SEK (approximately $450,800 at December 31, 2012). The line is unsecured, due on demand and is at an interest rate of STIBOR plus 1.9 basis points (totaling 3% at December 31, 2012). Unused amounts under the line bears interest at .6% annually. At December 31, 2012, there is no balance outstanding.

Lors line: Lors has a line-of-credit of up to $1,000,000. Any amounts advanced under the line will be issued in the form of a demand promissory note, with the minimum drawdown amount being $50,000. The line is unsecured, has an interest rate of the institution’s Base Rate at December 31, 2012 and Base Rate minus 1.0% at December 31, 2011 (totaling approximately 3.25% and 2.25% at December 31, 2012 and 2011, respectively), and amounts can be advanced under the line until January 31, 2013. On January 31, 2013, the line was extended for another year. The Company pays an annual facility fee of $1,500. At December 31, 2012 and 2011, borrowings outstanding under the Lors line totaled $725,000 and $640,000, respectively.

Modern Holdings line: The Company has a line-of-credit of up to $1,000,000. Any amounts advanced under the line will be issued in the form of a demand promissory note, with the minimum drawdown amount being $50,000. The line is unsecured, has an interest rate of the institution’s Base Rate at December 31, 2012 and Base Rate minus 1.5% at December 31, 2011 (totaling approximately 3.25% and 2.25% at December 31, 2012 and 2011, respectively), and amounts can be advanced under the line until January 31, 2013. On January 31, 2013, the line was extended for another year. At December 31, 2012 and 2011, borrowings outstanding under the Modern Holdings line totaled $880,400 and $580,400, respectively.

Interest expense for debt was $83,808 and $34,725 for the years ended December 31, 2012 and 2011, respectively.

Affiliated Party Debt (see Note 11 for description of affiliates)

Brookstone/GUI: Modern Holdings has an intercompany note payable to GUI that had an original loan amount of $559,000. The note is due on demand with interest payable on a monthly basis. The interest rate is fixed at 4%. The balance outstanding at December 31, 2011 eliminates in consolidation. During 2012, GUI transferred the note payable to Brookstone to settle an amount due to the affiliate. At December 31, 2012, borrowings outstanding under the Brookstone/GUI note payable totaled $379,000.

Brookstone: During 2009, the Company entered into various note payable agreements with an affiliate. The notes are due on demand, and accrue interest equal to the applicable federal short-term, semiannual interest rate, 2.88% and 2.4% at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, the outstanding balance under these notes totaled $418,865 and $244,465, respectively.

F-26

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 7 - Debt (cont’d.)

Affiliated Party Debt (see Note 11 for description of affiliates) (cont’d.)

Brookstone/Primetime 24 JV: In 2011, Modern Holdings borrowed $210,000 from Primetime 24 JV, a subsidiary of GUI, in an interest only note with interest payable annually. The interest rate is equal to the short-term applicable federal short-term, semiannual interest rate in effect at the end of each month, 2.88% and 2.4% at December 31, 2012 and 2011, respectively. The note is due on demand. The note payable balance at December 31, 2011 eliminates in consolidation. During 2012, Primetime 24 JV transferred the note payable to Brookstone to settle an amount due to the affiliate. At December 31, 2012, the outstanding amount under this note was $210,000.

Interest expense for the affiliated party debt was $6,885 and $1,882 for the years ended December 31, 2012 and 2011, respectively.

All Debt

The Company does not have any financial ratio covenants and does not provide collateral for any of its debt agreements noted above.

Maturities of the Company’s debt at December 31, 2012 for the next two years are as follows:

Years Ending December 31:
2013	$4,072,806
2014	2,000

$4,074,806

Note 8 - Capital Structure

The following summarizes the terms of the Company’s capital stock:

Preferred Stock

The Company is authorized to issue 1,000,000 shares of Preferred Stock at $.01 par value. There were zero shares issued and outstanding at December 31, 2012 and 2011. To date, the preferred stock powers, designation, rights and preferences have not been designated by the Board of Directors.

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock at $.01 par value. As of December 31, 2012 and 2011, there were 15,204,320 shares issued and outstanding including 793,987 shares held in treasury which were repurchased in August 2011 for $530,400.

F-27

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 9 - Leases

The Company conducts its operations using facilities, office equipment and automobiles leased under noncancellable operating lease agreements that expire at various dates. Future minimum lease payments under noncancellable agreements expiring after more than twelve months are set forth below:

Years Ending December 31:
2013	$823,624
2014	777,247
2015	416,420
2016	5,948
2017	1,052

$2,024,291

Rent expense under operating leases was approximately $1,277,000 and $1,322,000 for the years ended December 31, 2012 and 2011, respectively.

Note 10 - Income Taxes

The components of loss before income taxes for the years ended December 31, consist of the following:

	2012	2011
Domestic	$(634,547)	$168,465
Foreign	(2,829,717)	(1,935,212)

	$(3,464,264)	$(1,766,747)

The provision for (benefit from) income taxes for the years ended December 31, consists of the following:

Current provision (benefit):	2012	2011
Domestic	$24,281	$33,056
Foreign	—	(33,245)

	$24,281	$(189)

F-28

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 10 - Income Taxes (cont’d.)

The effective income tax rate differs from the amount computed by applying the U.S. federal statutory income tax rate to income before income taxes for the years ended December 31, as follows:

	2012	2011
Expected tax benefit	$(1,177,850)	$(600,694)
Foreign tax rate differential	962,104	624,727
Unrecognized tax benefits and interest	215,746	(57,278)
State taxes, net of federal taxes	24,281	33,056

	$24,281	$(189)

The components of the deferred tax balances at December 31, 2012 and 2011 are as follows:

Deferred tax assets:	2012	2011
Foreign tax credit carryforward	$1,108,102	$1,108,102
Amortization on intangibles	915,980	878,880
Accrued employee costs and other expenses	815,089	718,354
Net operating loss carryforwards	6,687,288	6,227,606
Deferred revenue	1,269,608	1,342,631
Other	249,599	236,998
	11,045,666	10,512,571
Less: Valuation allowance	11,045,666	10,512,571

Deferred tax assets	$—	$—

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective tax bases and operating loss carryforwards. At December 31, 2012 and 2011, the Company performed an analysis of the realization of its deferred tax assets and determined that such deferred tax assets were not likely to be realizable. Accordingly, the Company has recorded a valuation allowance at December 31, 2012 and 2011 of $11,045,666 and $10,512,571, respectively. During 2012 and 2011, the valuation allowance increased by approximately $533,000 and $6,275,000, respectively.

F-29

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 10 - Income Taxes (cont’d.)

At December 31, 2012 and 2011, the Company has federal net operating loss carryforwards of approximately $16,800,000 and $15,700,000, respectively, expiring in years through 2031. The Company’s federal net operating loss carryforwards are subject to certain annual utilization limitations under Section 382 of the Internal Revenue Code. The Company also has state and local net operating loss carryforwards of varying amounts, which also are subject to limitations under the applicable rules and regulations of those taxing jurisdictions. The Company does not believe that it is more likely than not that it will be able to utilize all of the losses before their expiration.

At December 31, 2012 and 2011, no deferred income taxes have been provided for the Company’s share of undistributed net earnings of foreign operations due to management’s intent to reinvest such amounts indefinitely. The determination of the amount of such unrecognized deferred taxes is not practical. Those earnings totaled approximately $3,412,000 and $6,079,000 at December 31, 2012 and 2011, respectively.

The Company’s provision for income taxes also includes the impact of provisions established for uncertain income tax positions determined in accordance with ASC No. 740 as well as the related net interest. Tax exposures can involve complex issues and may require extended periods to resolve. Although the Company believes that it has adequately reserved for its uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. The Company adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters differs from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

The following summarizes the activity related to the gross unrecognized tax benefits from January 1, 2011 through December 31, 2012:

Balance as of January 1, 2011	$6,088,204
Decreases related to current year tax positions	139,402
Balance as of December 31, 2011	6,227,606
Increases related to current year tax positions	459,682
Balance as of December 31, 2012	$6,687,288

The unrecognized tax benefits at December 31, 2012 of $6,687,288, if recognized, would impact the effective tax rate. The unrecognized tax benefits may increase or decrease in the next twelve months depending on the Company’s tax positions.

The federal tax return of the Company and its subsidiaries was audited for the year 2003 and resulted in no adjustments. For years prior to 2009, the federal statute of limitations is closed. There have been no audits of the state returns filed for the Company or any of its subsidiaries. The state returns are open to examination for a period of 3 to 4 years from the date of filing (generally on or about September 15 of the year following the year for which the tax return is filed).

F-30

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 11 - Related Party Transactions

The Company has certain transactions with related parties. Related parties are various companies that the Company has transactions with, that have a common significant stockholder as the Company. The following entities are determined to be related parties: Tele2 AB (“Tele2”), Millicom International Cellular S.A. (“Millicom”), Modern Asset Management Incorporated, Anima Regni Partners LLC and Brookstone USA Inc.

All affiliate balances excluding affiliated debt and interest as noted in Note 6, are generated from sales and services provided and through payment and reimbursement of costs and borrowings to and from entities related through common control or ownership. Related party balances are paid/received in the normal course of business.

The Company had receivables, payables and recorded revenues to related parties, as of and during the years ended December 31, 2012 and 2011 as follows:

	Revenues		Due from Affiliates		Due to Affiliates
	2012	2011	2012	2011	2012	2011

Millicom	$3,829,767	$3,925,647	$782,396	$615,323	$—	$—
Tele2	5,305,825	5,889,217	1,523,506	1,571,459	—	—
Brookstone			—	—	298,649	1,828,880
Other affiliates	—	—	4,884	139,959	28,127	242,729

	$9,135,592	$9,814,864	$2,310,786	$2,326,741	$326,776	$2,071,609

Certain amounts due to affiliates are charged annual interest. Interest expense for the years ended December 31, 2012 and 2011, respectively was approximately $74,000.

The Company also provides certain management services to a related party. Income from these services is recorded as management fee income on the accompanying consolidated statements of operations.

Note 12 - Benefit Plans

The Company and its subsidiaries maintain various defined contribution plans for its employees. The entities located in the United States established plans under Section 401(k) of the Internal Revenue Code. The Company contributes an amount ranging from 4% to 6% of the employee’s salary. The entities in Sweden have established defined contribution plans in accordance with their country’s regulations. The Company contributes an amount based upon the plan’s contribution formula which is based upon the employee’s salary. The Company’s contribution to the various plans amounted to approximately $1,244,000 and $1,369,000 during the years ended December 31, 2012 and 2011, respectively.

F-31

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Note 13 - Legal Proceedings

In the normal course of its business, the Company may be involved in various claims, negotiations and legal actions; however, at December 31, 2012, the Company is not a party to any litigation that is expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Note 14 - Commitments

The Company has employment and severance agreements with various employees.  The aggregate future commitments at December 31, 2012, is approximately $2,404,000 to be paid over the next twelve months.

Note 15 - Subsequent Events

Effective January 1, 2013, the Company merged Basset AB and Tailormade Consulting Group AB under the brand name Basset. The Tailormade and Basset lines of credit have been combined to form one line of credit totaling 13,000,000 SEK (approximately $1,996,800 at December 31, 2012).

Due to a loss of a customer in 2013, the Company recorded an impairment charge of approximately $1,420,000 related to the SCM intangible assets during the six-month period ended June 30, 2013.

In July 2013, two former owners of SCM, representing 22.5% of the 30% of the noncontrolling interests, put their member units to the Company.

In September 2013, SCM entered into a settlement agreement with its client AmTrust. The settlement agreement relieves the Company of any obligation to administer any past or future claims as well as sell some property and equipment. The Company anticipates recognizing a gain ranging from $1,100,000 to $1,500,000 in connection with the settlement agreement during the quarter ended September 30, 2013.

In September 2013, one additional former owner of SCM, representing 6% of the 30% of the noncontrolling interests, put their member units to the Company.

The Company evaluated subsequent events through October 1, 2013, which is the date the consolidated financial statements were available to be issued.

F-32

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	June 30, 2013	December 31,
	(Unaudited)	2012
CURRENT ASSETS:
Cash and cash equivalents	$3,014,107	$3,617,051
Accounts receivable, net	3,788,463	4,064,053
Due from affiliates	2,047,234	2,310,786
Fiduciary assets	1,242,202	718,369
Costs and estimated earnings in excess of billings on
uncompleted contracts	778,210	467,349
Deferred costs	98,915	59,506
Prepaid income taxes	1,010,546	948,452
Prepaid expenses and other current assets	761,402	736,210
Total Current Assets	12,741,079	12,921,776

PROPERTY AND EQUIPMENT, NET	297,530	307,982

OTHER ASSETS:
Intangibles, net	805,500	1,945,083
Goodwill	1,001,957	1,457,891
Other assets	716,683	1,081,571
Total Other Assets	2,524,140	4,484,545

	$15,562,749	$17,714,303

See accompanying notes to consolidated financial statements.

F-33

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY (DEFICIT)

	June 30, 2013	December 31,
	(Unaudited)	2012
CURRENT LIABILITIES:
Fiduciary liabilities	$1,242,202	$718,369
Short-term debt and current maturities of long-term debt	4,475,465	4,072,806
Accounts payable	594,437	782,145
Due to affiliates	348,858	326,776
Accrued expenses and other current liabilities	4,097,759	4,592,467
Billings in excess of costs and estimated earnings on
uncompleted contracts	97,239	18,788
Deferred revenue - current portion	4,117,110	3,614,000
Total Current Liabilities	14,973,070	14,125,351

LONG-TERM LIABILITIES:
Deferred revenue	547,983	466,499
Long-term debt, less current maturities	25,597	2,000
Total Long-Term Liabilities	573,580	468,499

COMMITMENTS AND CONTINGENCIES

PUTTABLE NONCONTROLLING INTEREST	77,664	637,741

EQUITY (DEFICIT):
Preferred stock, $.01 par value, 1,000,000 shares authorized,
no shares issued and outstanding	—	—
Common stock, $.01 par value, 20,000,000 shares authorized,
15,204,320 shares issued and 14,410,333 shares
outstanding in 2013 and 2012	152,043	152,043
Additional paid-in capital	82,707,684	82,707,684
Treasury stock, 793,987 shares, at cost, in 2013 and 2012	(530,400)	(530,400)
Accumulated deficit	(85,974,814)	(83,495,354)
Accumulated other comprehensive income, net of tax	3,583,922	3,648,739
Total Equity (Deficit)	(61,565)	2,482,712

	$15,562,749	$17,714,303

See accompanying notes to consolidated financial statements.

F-34

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Six Months Ended June 30,
	2013	2012
REVENUES:	(Unaudited)	(Unaudited)
Product sales	$1,912,794	$2,094,423
Service revenue	6,459,075	7,304,165
Product sales to related parties	510,837	1,384,058
Service revenue to related parties	3,283,954	3,325,981
Total Revenues	12,166,660	14,108,627

COSTS AND EXPENSES:
Cost of sales and services	6,537,212	7,980,706
Selling, general and administrative	5,398,197	6,086,068
Research and development	1,677,122	1,450,573
Depreciation and amortization	228,592	278,431
Impairment of intangible assets	1,422,434	—
Total Costs and Expenses	15,263,557	15,795,778

LOSS FROM OPERATIONS	(3,096,897)	(1,687,151)

OTHER INCOME (EXPENSE):
Interest income	11,169	21,413
Interest expense	(55,333)	(76,787)
Management fee income	85,361	58,510
Other income (expense)	180,424	(246,390)
Total Other Income (Expense)	221,621	(243,254)

LOSS BEFORE PROVISION FOR (BENEFIT FROM) INCOME TAXES	(2,875,276)	(1,930,405)

PROVISION FOR (BENEFIT FROM) INCOME TAXES	14,261	(72,815)

NET LOSS	(2,889,537)	(1,857,590)

ADD: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	410,077	58,272

NET LOSS ATTRIBUTABLE TO MODERN HOLDINGS INCORPORATED	(2,479,460)	(1,799,318)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustment	(64,817)	13,815
Unrealized loss on available-for-sale equity investments	—	(7,538)
	(64,817)	6,277

COMPREHENSIVE LOSS ATTRIBUTABLE TO MODERN HOLDINGS
INCORPORATED	(2,544,277)	(1,793,041)

COMPREHENSIVE LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	410,077	(58,272)

COMPREHENSIVE LOSS	$(2,954,354)	$(1,851,313)

AMOUNTS ATTRIBUTABLE TO MODERN HOLDINGS INCORPORATED STOCKHOLDERS:

Basic and Diluted net loss per common shares:
Net loss per share	$(0.17)	$(0.12)

Weighted average number of shares used per share calculation	14,410,333	14,410,333

See accompanying notes to consolidated financial statements.

F-35

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2013

(Unaudited)

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss), Net of Tax	Total Equity (Deficit)
Balance, December 31, 2012	14,410,333	$152,043	$82,707,684	$(530,400)	$(83,495,354)	$3,648,739	$2,482,712
Other comprehensive loss	—	—	—	—	—	(64,817)	(64,817)
Net loss	—	—	—	—	(2,479,460)	—	(2,479,460)

Balance, June 30, 2013	14,410,333	$152,043	$82,707,684	$(530,400)	$(85,974,814)	$3,583,922	$(61,565)

See accompanying notes to consolidated financial statements.

F-36

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2013	2012
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,889,537)	$(1,857,590)
Adjustments to reconcile net loss to net cash provided
by operating activities:
Depreciation and amortization	228,592	278,431
Impairment (gain) loss on cost-method investment	(194,205)	200,000
Impairment of intangibles	1,422,434	—
Changes in operating assets and liabilities:
Accounts receivable	237,810	605,634
Due from affiliates	208,070	878,001
Cost and estimated earnings in excess of billings on
uncompleted contracts	(332,518)	(610,156)
Deferred costs	(39,409)	(14,692)
Prepaid expenses and other current assets	134,233	229,713
Other assets	(85,389)	(116,576)
Fiduciary assets	(523,833)	1,891,213
Fiduciary liabilities	523,833	(1,891,213)
Accounts payable	(180,106)	(234,762)
Accrued expenses	(409,247)	190,161
Due to affiliate	(15,005)	(1,764)
Income taxes payable	(170,238)	(675,618)
Billings in excess of costs and estimated earnings on
uncompleted contracts	(18,825)	(333,002)
Deferred revenue	739,991	660,781
Net cash used in operating activities	(1,363,349)	(801,439)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(67,335)	(196,900)
Proceeds from sale of cost-method investments	578,481	—
Acquisition of cost-method investments	(33,000)	(300,000)
Net cash provided by (used in) investing activities	478,146	(496,900)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions	(150,000)	—
Borrowing of debt	9,158,584	6,442,643
Repayment of debt	(8,679,441)	(5,660,345)
Net cash provided by financing activities	329,143	782,298

Effect of exchange rate changes on cash and cash
equivalents	(46,884)	(3,050)

Net decrease in cash and cash equivalents	(602,944)	(519,091)
Cash and cash equivalents at beginning of period	3,617,051	4,968,437
Cash and cash equivalents at end of period	$3,014,107	$4,449,346

Note receivable received for partial sale of cost investments	$99,000	$—

Supplemental disclosure of cash flow information:
Cash paid for interest	$48,545	$45,441
Cash paid for taxes	$46,234	$167,822

See accompanying notes to consolidated financial statements.

F-37

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 1 - Nature of Operations and Principles of Consolidation

Modern Holdings Incorporated (“Modern Holdings” or the “Company”), a Delaware corporation, is a diversified holding company owning companies in several industries including telecommunications, insurance claims administration, and school photography. The Company’s primary business involves software and support services. Modern Holdings’ portfolio companies provide their products and services to a diverse range of clients worldwide. The Company’s primary operations are in Sweden and the Company’s headquarters are located in Summit, New Jersey.

The operating companies of Modern Holdings are:

•	Basset AB (“Basset”) based in Sweden, is a provider of interconnect, roaming and fraud detection billing software for the telecommunication industry, worldwide. Effective January 1, 2013, the Company merged Basset and Tailormade Consulting Group AB (“Tailormade”) based in Sweden, under the brand name of Basset. Tailormade is a provider of billing software for the telecommunication and energy industries, worldwide.

•	Xpeedio Support Solutions AB (“Xpeedio”) based in Sweden, is an IT support company with clients located primarily in Sweden, in the business to business market.

•	Lors Photography Inc. (“Lors”) based in Union, New Jersey, is a regional provider of school photography throughout the tri-state area.

•	Innova Claims Management LLC (“Innova”) doing business as Specialty Claims Management (“SCM”) based in Secaucus, New Jersey, is a company that provides third party claims administration to the insurance industry.

•	Modern Billing Solutions, Inc. (“Modern Billings”) provides sales personnel for Basset and Tailormade regarding sales in the United States. Modern Billings was formed in late 2011 and had limited activity in 2013 and 2012.

•	Blackbook Photography Inc. (“Blackbook”) publishes photography and illustration source books for finding photographers, illustrators and graphic designers and had limited activity in 2013 and 2012.

•	Loft Life, Inc. (“Loft Life”) is a lifestyle magazine and had limited activity in 2013 and 2012.

•	Great Universal, Inc. (“GUI”) and its subsidiaries is a holding company for various investments. During 2013 and 2012, GUI had limited activity.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared on a consolidated basis and reflect the financial statements of Modern Holdings Incorporated and all of its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the SEC regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited financial statements and footnotes thereto for the fiscal year ended December 31, 2012.

F-38

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 1 - Nature of Operations and Principles of Consolidation (cont’d.)

Principles of Consolidation (cont’d.)

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments (of a normal and recurring nature) which management considers necessary for a fair presentation of such statements for the interim periods presented. The unaudited consolidated statements of operations for the interim periods presented are not necessarily indicative of the results for the full year or for any subsequent period.

On January 1, 2013, the Company’s majority shareholder, Great Universal LLC (“GU LLC”), contributed the stock of its subsidiary, GUI, to the Company. The contribution represents a transaction between entities under common control and as such, is reflected in the accompanying consolidated financial statements as if the transaction occurred on the first day of the period presented herein. The equity interests were transferred at their January 1, 2011 carrying amounts in the accounts of GUI.

The puttable noncontrolling interest represents the minority partners’ interests in the operations of SCM and the profits or losses associated with the minority partners’ interests in those operations, in the consolidated balance sheets and consolidated statements of operations, respectively.

The consolidated balance sheet at December 31, 2012 was derived from the audited consolidated balance sheet of Modern Holdings Incorporated and Subsidiaries at that date.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. The Company bases its estimates and assumptions on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Actual results could differ from those estimates. The amounts of assets and liabilities reported in the Company’s consolidated balance sheet and revenues and expenses reported in the consolidated statements of operations for the periods presented are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition, allowance for doubtful accounts, deferred tax valuation allowances, depreciation and amortization periods, recoverability of long-term assets including goodwill and intangibles, income taxes and related reserves and the average duration of insurance claims.

F-39

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Fair Value Measurements

Financial Accounting Standards Board (“FASB”) FASB Accounting Standards Codification (“ASC”) ASC Topic 820, “Fair Value Measurements and Disclosures” (ASC Topic 820) defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the Company’s own credit risk.

ASC Topic 820 establishes a three-level hierarchy of fair value measurements based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

•	Level 1 - Quoted prices for identical instruments in active markets;

•	Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets; and

•	Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable

See Note 6 for fair value measurements.

Cash and Cash Equivalents

The Company maintains cash balances in several financial institutions, which are insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to $250,000 per institution.  From time to time, the Company’s balances may exceed these limits. At June 30, 2013 and December 31, 2012, the Company had approximately $2,621,000 and $3,259,000, respectively, of cash in international bank accounts.

F-40

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value consisting of the carrying amount less the allowance for uncollectible accounts. The Company evaluates the collectability of its accounts receivable based on a combination of factors. When the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are outstanding, the current business environment and its historical experience. The Company’s policy to determine past due accounts is based upon the contractual payment terms of the receivables. The Company generally does not record interest on past due accounts. Accounts are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. At June 30, 2013 and December 31, 2012, allowance for doubtful accounts approximated $26,000 and $0, respectively.

Available-For-Sale Investments

The Company’s investment in equity securities primarily consisted of an investment in the common stock of Millicom International Cellular S.A., a related party (OTC ticker symbol: MIICF).

On December 31, 2012, the Company used all its available-for-sale investments to repay an amount due to an affiliate. The Company recognized a gain on sale of investments of approximately $613,000. The Company uses the specific-identification method in determining cost in calculating realized gains and losses.

Deferred Costs

Deferred costs include the direct costs of certain personnel dedicated to developing photographs and other production and development costs. This asset is amortized to cost of sales upon delivery of the relevant photographs when the related revenue is recognized.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization.

Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable through an assessment of the estimated future undiscounted cash flows related to such assets. In the event that assets are found to be carried at amounts that are in excess of estimated undiscounted future cash flows, the carrying value of the related asset or group of assets is reduced to a level commensurate with fair value based on a discounted cash flow analysis. No impairment indicators were identified during the six months ended June 30, 2013 and 2012.

F-41

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Property and Equipment (cont’d.)

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization on leasehold improvements is computed using the straight-line method over the shorter of the assets’ estimated useful lives or the lease term.

The estimated lives used in determining depreciation are as follows:

Useful Life
Computers and equipment	3 to 7 years
Furniture and fixtures	5 to 7 years
Software	3 years

Goodwill and Other Intangible Assets

Goodwill represents the premium paid over the fair value of the net tangible and intangible assets acquired in business combinations. The Company is required to perform a goodwill impairment test on at least an annual basis. Application of the goodwill impairment test requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the businesses, the useful life over which cash flows will occur and determination of weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment for each reporting unit. The Company conducts its annual goodwill impairment test as of the last day of December each year, or more frequently if indicators of impairment exist. The Company periodically analyzes whether any such indicators of impairment exist. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected future cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition and/or slower expected growth rates, among others.

Intangible assets are initially valued at fair market value using generally accepted valuation methods appropriate for the type of intangible asset. Indefinite lived intangibles are reviewed annually for impairment or more frequently if indicators of impairment arise. Intangible assets with definite lives are amortized over the estimated useful lives and are reviewed for impairment, if indicators of impairment arise. The evaluation of definite lived intangibles for impairment is based upon a comparison of the carrying amount of the intangible asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the intangible asset to its carrying value, with any shortfall from fair value recognized as an expense in the current period.

The Company’s definite lived intangible assets consist of customer relationships and are amortized over their estimated useful lives of six years using a straight-line method.

F-42

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Cost-Method Equity Investments

The Company’s cost-method equity investments are carried at cost as the Company owns less than 20% of the voting equity and does not have the ability to exercise significant influence over these companies. The Company regularly evaluates the carrying value of its cost-method equity investments for impairment and whether any events or circumstances are identified that would significantly harm the fair value of the investment. The primary indicators the Company utilizes to identify these events and circumstances are the investee’s ability to remain in business, such as the investee’s liquidity and rate of cash use, and the investee’s ability to secure additional funding and the value of that additional funding. In the event a decline in fair value is judged to be other-than-temporary, the Company will record an other-than-temporary impairment charge in other income (expense), net in the consolidated statements of operations. During the six months ended June 30, 2013, there were no impairments recorded. During the six months ended June 30, 2012, the Company recorded an other-than-temporary impairment charge of $200,000. The Company made a cost-method investment totaling approximately $33,000 and redeemed a partial investment for $33,000 during the six months ended June 30, 2013. In addition, the Company sold a cost-method investment totaling approximately $484,000 for approximately $677,000 during the six months ended June 30, 2013, which is included in other income on the accompanying statement of operations. At June 30, 2013 and December 31, 2012, the Company has approximately $286,000 and $770,000, respectively, of cost-method equity investments, respectively, which are included in other assets on the accompanying consolidated balance sheets.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	June 30, 2013	December 31, 2012
Accrued compensation costs	$1,626,767	$1,999,630
Accrued compensated absences	1,144,428	989,324
Accrued professional fees	298,486	470,630
Accrued sales and value-added taxes	346,217	299,922
Accrued rebates	238,971	257,002
Accrued other current liabilities	442,890	575,959

Total accrued expenses and other current liabilities	$4,097,759	$4,592,467

Deferred Revenue

Deferred revenue consists of payments received in advance of revenue being earned under software license contracts, support and maintenance agreements, school photography and claims administration. Advances are recognized as revenue when earned, pursuant to the applicable revenue recognition principles for the specific type of revenue as disclosed in this Note 2.

F-43

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Fiduciary Assets and Liabilities

In its capacity as a third-party insurance claim administrator, the Company retains certain funds from insurance companies to pay claims on behalf of the insurance companies. These funds are held by the Company in a fiduciary capacity.

Accumulated Other Comprehensive Income (Loss)

ASC Topic 220, “Reporting Comprehensive Income,” establishes rules for the reporting of comprehensive income and its components. Comprehensive income is defined as all changes in equity from non-owner sources. For the Company, comprehensive income (loss) consists of net income (loss) and changes in the cumulative foreign currency translation adjustments and unrealized gain (loss) on available-for-sale investments for the six-month periods ended June 30, 2013 and 2012. Accumulated other comprehensive income consists of cumulative foreign currency translation adjustments at June 30, 2013 and December 31, 2012.

Puttable Noncontrolling Interest

A noncontrolling interest reflects an ownership interest in entities that are consolidated as less than 100% owned. The Company follows FASB ASC Topic 810, Consolidation, to account for the noncontrolling interest, which establishes accounting and reporting standards pertaining to: (i) ownership interests in subsidiaries held by parties other than the parent (“noncontrolling interest”), (ii) the amount of net income attributable to the parent and to the noncontrolling interest, (iii) changes in the parent’s ownership interest, and (iv) the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. If a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary is measured at fair value and a gain or loss is recognized in net income based on such fair value. For presentation and disclosure purposes, the guidance requires a noncontrolling interest to be classified as a separate component of equity. The Company and the former owners of SCM have entered into a call right and put option agreement. The Company has the right to purchase the remaining noncontrolling interests at a unit value based upon a formula using earnings before interest, taxes, depreciation and amortization for the trailing twelve months from the date the noncontrolling interests were put to the Company or called by the Company. The former owners of SCM, after a period of two years from the acquisition date, have the option to put their noncontrolling interests back to the Company for a unit value based upon a formula derived from the trailing twelve months from the date of the put date earnings before interest, taxes, depreciation and amortization.  Since the redemption feature of the put option is out of the control of the Company, for presentation and disclosure purposes, the noncontrolling interest is classified as temporary equity on the accompanying consolidated balance sheets. During the six months ended June 30, 2013, the Company made distributions to the puttable noncontrolling interest holders totaling $150,000.

F-44

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Foreign Currency Translation

The functional currency of each entity in the Company is its respective local country currency which is also the currency of the primary economic environment in which it operates. Monetary assets and liabilities in foreign currencies are re-measured into the functional currency at the rate of exchange prevailing at the balance sheet date. Transactions in foreign currencies are re-measured into functional currency at the rate of exchange prevailing on the date of the transaction. All transaction foreign exchange gains and losses are recorded as other income (expense) in the accompanying consolidated statements of operations. The Company recorded net transaction foreign exchange losses of approximately $16,000 and $34,000 for the six months ended June 30, 2013 and 2012, respectively. This amount is included in other income on the accompanying consolidated statements of operations.

The assets and liabilities of the subsidiaries for which the functional currency is other than the U.S. dollar, are translated into U.S. dollars, the reporting currency, at the rate of exchange prevailing on the balance sheet date. Revenues and expenses are translated into U.S. dollars at the exchange rates prevailing on the last business day of each month, which approximates the average monthly exchange rate. Resulting translation adjustments are included in accumulated other comprehensive income (loss) as a separate component of stockholders’ equity.

Revenue Recognition

The Company’s revenues are primarily derived from consulting services, sales of software licenses, installation revenues, maintenance revenues, photograph sales and the administration of insurance claims. Revenues are recognized under contracts generally when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, services have been performed or products have been delivered and collection of the amounts billed is reasonably assured.

Revenues from consulting services related to training, implementation and general consulting are recognized under a time-and-material basis as the services are performed.

Revenue from term (recurring license charge) license software is recognized on a straight-line basis over the period that the client is entitled to use the license, typically one year.

F-45

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Revenue Recognition (cont’d.)

Revenues under long-term contracts for installation of billing software systems are recognized based on the percentage of completion method of accounting primarily measured based on hours incurred to total hours expected. Changes in estimated hours during the course of a contract are reflected in the period in which such facts become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The percentage of completion method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods and, as a result, there can be a significant disparity between earnings as reported and actual cash received by the Company during any reporting period. In accordance with industry practice, costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts, included in the accompanying consolidated balance sheets, contain amounts relating to contracts and programs with long-term production cycles. The Company’s recorded revenue may be adjusted in later periods in the event that the Company’s hour estimates prove to be inaccurate or a contract is terminated.

Revenue from post-contract support, which may include unspecified upgrades on a when-and-if-available basis, is recognized on a straight-line basis over the period such items are delivered. In multiple-deliverable arrangements that include software that is more than incidental to the products or services as a whole (software multiple-deliverable arrangements), software and software-related elements are accounted for in accordance with software revenue recognition guidance.

Software-related elements include software products and services for which a software deliverable is essential to its functionality. Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are not within the scope of software revenue recognition guidance and are accounted for based on other applicable revenue recognition guidance.

A software multiple-deliverable arrangement is separated into more than one unit of accounting if all of the following criteria are met:

•	The functionality of the delivered element(s) is not dependent on the undelivered element(s);

•	There is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s). VSOE of fair value is based on the price charged when the deliverable is sold separately by the Company on a regular basis and not as part of the multiple-deliverable arrangement; and

•	Delivery of the delivered element(s) represents the culmination of the earnings process for that element(s).
F-46

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Revenue Recognition (cont’d.)

If any one of these criteria is not met, the arrangement is accounted for as one unit of accounting which would result in revenue being recognized ratably over the contract term or being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element and there is VSOE of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative VSOE of fair value. There may be cases, however, in which there is VSOE of fair value of the undelivered item(s) but no such evidence for the delivered item(s). In these cases, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate VSOE of fair value of the undelivered elements.

The Company’s multiple-deliverable arrangements may have a stand-alone software deliverable that is subject to the existing software revenue recognition guidance. The revenue for these multiple-deliverable arrangements is allocated to the software deliverable and the non-software deliverables based on the relative selling prices of all of the deliverables in the arrangement using the hierarchy: VSOE, third-party evidence (TPE) or best estimate of selling price (BESP). In the limited circumstances where the Company cannot determine VSOE or TPE of the selling price for all of the deliverables in the arrangement, including the software deliverable, BESP is used for the purpose of performing this allocation.

Photography revenue is recognized upon delivery of the photographs. The Company charges a shipping and handling fee to its customers to ship the photographs. These amounts are recorded as revenue. Revenues associated with the shipping and handling fees were approximately $86,000 and $62,000 for the six months ended June 30, 2013 and 2012, respectively. The costs of shipping and handling are expensed as incurred and are included in the cost of sales and services on the accompanying consolidated statements of operations. The Company receives money in advance before the photographs are shipped. These amounts are recorded as deferred revenue until the product is delivered.

Revenue from the administration of insurance claims is recognized ratably over the estimated period that it takes to administer the type of claim from start to close. The claim length could range for periods up to 13 months. The Company’s billings do not necessarily correlate with the revenues recognized ratably over the life of the claim. At June 30, 2013 and December 31, 2012, the Company has recorded unbilled receivables of $886,596 and $754,439, respectively, which are included in accounts receivable on the consolidated balance sheets. These balances are generally billable within 12 months. Billings rendered in advance of services performed are recorded and classified as deferred revenue on the consolidated balance sheets.

Total revenue does not include sales or value added tax, as the Company considers itself a pass-through entity for collecting and remitting sales and value added taxes.

F-47

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Software Development Costs

Costs incurred in connection with the development of software products are accounted for in accordance ASC Subtopic 985-20, “Software – Costs of Software to be Sold, Leased or Marketed.” Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility in the form of a working model has been established. To date, the Company has not capitalized any development costs related to software products since the time period between technological feasibility and general release of a product has not been significant and the related costs incurred during that time period have not been material.

Advertising Expenses

Advertising costs are charged to operations as incurred. The Company recorded approximately $155,000 and $145,000 of advertising expenses in the six months ended June 30, 2013 and 2012, respectively. These costs are included in selling, general and administrative expenses on the accompanying consolidated statements of operations.

Research and Development Expenses

Research and development expenditures are charged to research and development expense as incurred.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, “Income Taxes” (ASC Topic 740). Under ASC Topic 740, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis and all operating losses carried forward, if any. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the applicable temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or tax status is recognized in the statements of operations in the period in which the change is identified. Deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

F-48

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d.)

Income Taxes (cont’d.)

ASC Topic 740 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The guidance contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC Topic 740. The first step is to evaluate the tax position for recognition by determining, based on the technical merits, that the position will more likely than not be sustained upon examination. The second step is to measure the tax benefit as the largest amount of the tax benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties related to unrecognized tax benefits are being included in provision for income tax expense in the accompanying consolidated statements of operations.

Net Loss Per Share

Basic and diluted net income (loss) per share is determined by dividing net income (loss) applicable to common stockholders by the weighted average common shares outstanding during the period. For the periods where there is a net loss attributable to common shareholders, any other outstanding equity instruments would be excluded from the calculation of diluted income (loss) per common shareholders because their effect would be anti-dilutive. Therefore, the weighted average shares to calculate both basic and diluted loss per share would be the same for those periods. At June 30, 2013 and 2012, the Company had no other equity instruments outstanding.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. By their nature, all such financial instruments involve risks including the credit risks of non-performance by counterparties. Trade accounts receivable are incurred pursuant to contractual terms with customers. Credit losses on accounts receivable have not been material because of a large concentration of revenues with a small number of large, established companies. The Company evaluates the creditworthiness of its clients in conjunction with its revenue recognition processes as well as through its ongoing collectability assessment processes for accounts receivable.

Two affiliated clients accounted for approximately 31% and 33% of total revenues for the six months ended June 30, 2013 and 2012, respectively. No other clients accounted for more than 10% of total revenues. Other than the amounts due from affiliates as detailed in Note 11, one client accounted for approximately 30% and 22% of total accounts receivable at June 30, 2013 and December 31, 2012, respectively.

F-49

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d.)

New Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update No. 2013-02, “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income” (ASU 2013-02). Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 became effective on January 1, 2013 and the new guidance did not impact the Company’s unaudited consolidated financial statements.

Note 3 - Segment Information

The Company has determined that it has four reportable segments organized around the types of businesses:

Telecommunications – includes the operating segment Basset which provides various billing software products for the worldwide telecommunication and energy industries.

IT Support – includes the operating segment Xpeedio which provides IT support for business to business markets.

Photography – includes the operating segment of Lors which provides school photography throughout the New Jersey, New York and Pennsylvania area.

Insurance – includes the operating segment SCM which provides third party claims administration to the insurance industry.

Net revenues include no significant intersegment revenues. Operating loss by segment and geographic area excludes general corporate and interest expenses. Segment assets are those assets directly owned by each segment. Assets of the Corporate and Other segment consist primarily of cash, other current assets, equipment, and other non-current assets. The following table represents financial information by segment as of and for the six months ended June 30, 2013 and 2012.

F-50

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 3 - Segment Information (cont’d.)

Six months ended June 30, 2013
	Telecommunications	IT Support	Photography	Insurance	Corporate	Total
REVENUES:
Product sales	$339,730	$—	$1,573,064	$—	$—	$1,912,794
Service revenue	1,921,637	1,812,997	—	2,724,441	—	6,459,075
Product sales to related parties	510,837	—	—	—	—	510,837
Service revenue to related parties	3,283,954	—	—	—	—	3,283,954
Total Revenues	$6,056,158	$1,812,997	$1,573,064	$2,724,441	$—	$12,166,660

Depreciation and Amortization	$13,596	$13,335	$10,684	$186,027	$4,950	$228,592

(LOSS) INCOME FROM OPERATIONS	$(530,952)	$90,693	$(108,080)	$(1,190,214)	$(1,358,344)	$(3,096,897)

OTHER INCOME (EXPENSE)
Interest Income						11,169
Interest expense						(55,333)
Management fee income						85,361
Other income						180,424
Total Other Income						221,621

PROVISION FOR INCOME TAXES						14,261

NET LOSS						$(2,889,537)

CAPITAL EXPENDITURES	$8,446	$21,523	$37,158	$208	$—	$67,335

GOODWILL	$—	$—	$1,001,957	$—	$—	$1,001,957

IDENTIFIABLE ASSETS	$6,040,790	$1,950,230	$796,802	$4,807,381	$1,967,546	$15,562,749

Six months ended June 30, 2012
	Telecommunications	IT Support	Photography	Insurance	Corporate	Total
REVENUES:
Product sales	$769,948	$—	$1,324,475	$—	$—	$2,094,423
Service revenue	2,482,672	2,338,401	—	2,483,092	—	7,304,165
Product sales to related parties	1,384,058	—	—	—	—	1,384,058
Service revenue to related parties	3,297,229	28,752	—	—	—	3,325,981
Total Revenues	$7,933,907	$2,367,153	$1,324,475	$2,483,092	$—	$14,108,627

Depreciation and Amortization	$20,972	$16,200	$11,672	$188,840	$40,747	$278,431

(LOSS) INCOME FROM OPERATIONS	$(8,282)	$41,221	$(561,454)	$(38,753)	$(1,119,883)	$(1,687,151)

OTHER INCOME (EXPENSE)
Interest Income						21,413
Interest expense						(76,787)
Management fee income						58,510
Other income (expense)						(246,390)
Total Other Income (Expense)						(243,254)

BENEFIT FROM INCOME TAXES						(72,815)

NET LOSS						$(1,857,590)

CAPITAL EXPENDITURES	$48,411	$120,297	$15,690	$12,502	$—	$196,900

GOODWILL	$—	$—	$1,001,957	$455,934	$—	$1,457,891

IDENTIFIABLE ASSETS	$5,767,023	$2,162,951	$828,159	$7,633,478	$3,601,454	$19,993,065

F-51

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 3 - Segment Information (cont’d.)

Geographic Operations
	For the six months ended June 30,
Net Revenues:	2013	2012
United States	$4,297,505	$3,807,567
Scandanavia	1,812,997	5,177,640
Africa	874,698	2,220,451
Europe	4,213,427	1,334,682
South America	565,032	1,012,465
Asia	312,770	389,375
Other	90,231	166,447
Total Net Revenues	$12,166,660	$14,108,627

	June 30, 2013	December 31, 2012
Long-lived assets:
United States	$2,645,569	$4,597,184
Sweden	176,101	195,343
	$2,821,670	$4,792,527

Note 4 - Property and Equipment

Property and equipment, net consist of the following:

	June 30, 2013	December 31, 2012
Computers and equipment	$1,409,735	$1,415,108
Furniture and fixtures	356,435	358,180
Software	211,767	211,767
Leasehold improvements	353,806	353,806
	2,331,743	2,338,861
Less: Accumulated depreciation and amortization	2,034,213	2,030,879

	$297,530	$307,982

Depreciation and amortization expense of property and equipment was $55,509 and $105,348 for the six months ended June 30, 2013 and 2012, respectively.

F-52

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 5 - Goodwill and Intangible Assets

In May 2013, SCM received notice from its largest customer that it was ending its claims administration agreement with SCM. The customer accounted for approximately 50% of SCM’s current period revenues. Based upon this notice, SCM performed impairment tests on its intangible assets: customer relationships, tradename as well as goodwill as of June 30, 2013. Based upon the revised cash flow projections of SCM without its largest customer, SCM impaired its customer relationships by $604,500, tradename by $362,000 and goodwill by $455,934 during the six months ended June 30, 2013.

Goodwill

The following table sets forth details of the Company’s goodwill balance, by segment, for the six months ended June 30, 2013:

	Photography	Insurance	Total
Balance at December 31, 2012	$1,001,957	$455,934	$1,457,891
Impairment	—	(455,934)	(455,934)
Balance at June 30, 2013	$1,001,957	$—	$1,001,957

Intangible Assets

Information regarding the Company’s amortizable intangible assets at June 30, 2013 and December 31, 2012 is set forth below:

At June 30, 2013
	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount

Customer relationships	$4,347,000	$(3,913,000)	$434,000

At December 31, 2012
	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount

Customer relationships	$4,347,000	$(3,135,417)	$1,211,583

In addition to the impairment charge noted above, amortization expense of intangible assets for the six months ended June 30, 2013 and 2012 was $173,083 in each period.

Estimated amortization expense of intangible assets for each of the next three years is approximately $145,000.

F-53

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 5 - Goodwill and Intangible Assets (cont’d.)

Intangible Assets (cont’d.)

The Company has $371,500 and $733,500 of indefinite life tradenames and trademarks at June 30, 2013 and December 31, 2012, respectively. There were no impairments of tradenames and trademarks in the six months ended June 30, 2012.

Note 6 - Fair Value Measurements

The Company’s financial assets and liabilities include cash and cash equivalents, accounts receivable, due from affiliates, fiduciary assets and liabilities, short-term debt and current maturities of long-term debt, accounts payable, due from affiliates, accrued expenses and other current liabilities. The carrying amounts of the Company’s financial assets and liabilities approximate fair value because of the short maturity of these instruments.

The Company’s non-financial assets measured at fair value on a non-recurring basis include goodwill, intangible assets and property, plant and equipment. These assets are recorded at carrying value. However, whenever events or changes in circumstances indicate that their carrying value may not be fully recoverable (or at least annually for goodwill and indefinite-lived intangible assets), such assets are assessed for impairment and, if applicable, written down to and recorded at fair value. To measure fair value for such assets, the Company uses techniques including discounted expected future cash flows (“DCF”) (Level 3 input). A discounted cash flow analysis calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit or asset and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in the DCF require the exercise of significant judgment, including judgment about appropriate discount rates, growth rates and the amount and timing of expected future cash flows.

F-54

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 7 - Debt

Debt consists of the following:

Debt:	June 30, 2013	December 31, 2012
Lines of credit	$3,461,628	$3,062,834

Affiliated Party Debt:
Note payable - Brookstone / GUI	379,000	379,000
Note payable - Brookstone	418,865	418,865
Note payable - Brookstone / Primetime 24 JV	210,000	210,000
Equipment loan	31,569	4,107
Total affiliated party debt	1,039,434	1,011,972

Total Debt	4,501,062	4,074,806

Less: Short-term portion	4,475,465	4,072,806

Long-Term debt	$25,597	$2,000

Debt

The Company has four separate lines of credit with one financial institution in Sweden. The four lines are considered the Basset line, the Xpeedio line, the Lors line and Modern Holdings line.

Basset line: Basset has a line-of-credit of up to 13,000,000 Swedish Krona (“SEK”) (approximately $1,992,000 at June 30, 2013). The line is unsecured, due on demand and is at an interest rate of the Stockholm Interbank Offered Rate (“STIBOR”) plus 1.9 basis points (3% and 3% at June 30, 2013 and December 31, 2012, respectively). At June 30, 2013 and December 31, 2012, the balance outstanding is $1,731,228 and $1,217,272, respectively. The line is renewed annually on January 1. The line is renewed through December 31, 2013.

Xpeedio line: On April 12, 2012, the Company entered into a line-of-credit agreement through a financial institution of up to 3,000,000 SEK (approximately $460,000 at June 30, 2013). The line is unsecured, due on demand and is at an interest rate of STIBOR plus 1.9 basis points (3% and 3% at June 30, 2013 and December 31, 2012, respectively). Unused amounts under the line bear interest at .6% annually. The line is up for renewal on December 31, 2013. At June 30, 2013 and December 31, 2012, there is no balance outstanding.

F-55

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 7 - Debt (cont’d.)

Lors line: Lors has a line-of-credit of up to $1,000,000. Any amounts advanced under the line will be issued in the form of a demand promissory note, with the minimum drawdown amount being $50,000. The line is unsecured, has an interest rate of the institution’s Base Rate at June 30, 2013 and Base Rate minus 1.0% at December 31, 2012 (approximately 3.25% and 2.25% at June 30, 2013 and December 31, 2012, respectively). The line is up for renewal on January 31, 2014. The Company pays an annual facility fee of $1,500. At June 30, 2013 and December 31, 2012, borrowings outstanding under the Lors line totaled $1,000,000 and $725,000, respectively.

Modern Holdings line: The Company has a line-of-credit of up to $1,000,000. Any amounts advanced under the line will be issued in the form of a demand promissory note, with the minimum drawdown amount being $50,000. The line is unsecured, has an interest rate of the institution’s Base Rate at June 30, 2013 and Base Rate minus 1.5% at December 31, 2012 (approximately 3.25% and 2.25% at June 30, 2013 and December 31, 2012, respectively). The line is up for renewal on January 31, 2014. At June 30, 2013 and December 31, 2012, borrowings outstanding under the Modern Holdings line totaled $730,400 and $880,400, respectively.

Interest expense for debt was $47,375 and $48,274 for the six months ended June 30, 2013 and 2012, respectively.

Affiliated Party Debt (see Note 11 for description of affiliates)

Brookstone / GUI: The Company has a note payable to GUI that had an original loan amount of $559,000. The note is due on demand with interest payable on a monthly basis. The interest rate is fixed at 4%. During 2012, GUI transferred the note payable to Brookstone to settle an amount due to the affiliate. At June 30, 2013 and December 31, 2012, borrowings outstanding under the Brookstone / GUI note payable totaled $379,000 each period.

Brookstone: During 2009, the Company entered into various note payable agreements with an affiliate. The notes are due on demand, and accrue interest equal to the applicable federal short-term, semiannual interest rate, 2.88% and 2.4% at June 30, 2013 and December 31, 2012, respectively. At June 30, 2013 and December 31, 2012, the outstanding balance under these notes totaled $418,865 each period.

Brookstone / Primetime 24 JV: In 2011, the Company borrowed $210,000 from Primetime 24 JV in an interest only note with interest payable annually. The interest rate is equal to the short-term applicable federal short-term, semiannual interest rate in effect at the end of each month, 2.88% and 2.4% at June 30, 2013 and December 31, 2012, respectively. The note is due on demand. During 2012, Primetime transferred the note payable to Brookstone to settle an amount due to the affiliate. At June 30, 2013 and December 31, 2012, the outstanding amount under this note was $210,000 each period.

F-56

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 7 - Debt (cont’d.)

Affiliated Party Debt (see Note 11 for description of affiliates) (cont’d.)

Interest expense for the affiliated party debt was $7,958 and $28,513 for the six months ended June 30, 2013 and 2012, respectively.

All Debt

The Company does not have any financial ratio covenants and does not provide collateral for any of its debt agreements noted above.

The long-term maturities of the Company’s debt did not significantly change from those at December 31, 2012.

Note 8 - Capital Structure

The following summarizes the terms of the Company’s capital stock:

Preferred Stock

The Company is authorized to issue 1,000,000 shares of Preferred Stock at $.01 par value. There were zero shares issued and outstanding at June 30, 2013 and December 31, 2012. To date, the preferred stock powers, designation, rights and preferences have not been designated by the Board of Directors.

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock at $.01 par value.  At June 30, 2013 and December 31, 2012, there were 15,204,320 shares issued and outstanding including 793,987 shares held in treasury, which were repurchased in August 2011 for $530,400.

Note 9 - Leases

The Company conducts its operations using facilities, office equipment and automobiles leased under noncancellable operating lease agreements that expire at various dates. The Company’s obligations under its lease agreements have not significantly changed from those at December 31, 2012.

Rent expense under operating leases was $528,611 and $535,087 for the six months ended June 30, 2013 and 2012, respectively.

F-57

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 10 - Income Taxes

The components of loss before income taxes for the six months ended June 30, 2013 and 2012 consist of the following:

	2013	2012
Domestic	$(1,820,690)	$(1,255,329)
Foreign	(1,054,586)	(675,076)

	$(2,875,276)	$(1,930,405)

The provision for (benefit from) income taxes for the six months ended June 30, 2013 and 2012 consists of the following:

Current provision:	2013	2012
Domestic	$14,261	$22,459
Foreign	—	(95,274)
	14,261	(72,815)

	$14,261	$(72,815)

The effective income tax rate differs from the amount computed by applying the U.S. federal statutory income tax rate to income before income taxes approximately as follows:

	2013	2012
Expected tax provision	$(977,594)	$(656,338)
Foreign tax rate differential	358,559	134,252
Unrecognized tax benefits and interest	619,035	426,812
State taxes, net of federal taxes	14,261	22,459

	$14,261	$(72,815)

F-58

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 10 - Income Taxes (cont’d.)

The components of the deferred tax balances at June 30, 2013 and December 31, 2012 are as follows:

	June 30,	December 31,
Deferred tax assets:	2013	2012
Foreign tax credit carryforward	$1,108,102	$1,108,102
Depreciation and amortization	1,504,504	915,980
Accrued employee costs and other expenses	836,607	815,089
Net operating loss carryforwards	6,879,016	6,687,288
Deferred revenue	1,189,895	1,269,608
Other	249,599	249,599
	11,767,723	11,045,666
Valuation allowance	11,767,723	11,045,666

Deferred tax assets	$—	$—

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective tax bases and operating loss carryforwards. At June 30, 2013 and December 31, 2012, the Company performed an analysis of the realization of its deferred tax assets and determined that such deferred tax assets were not likely to be realizable. Accordingly, the Company has recorded a valuation allowance at June 30, 2013 and December 31, 2012 of $11,767,723 and $11,045,666, respectively. During the six months ended June 30, 2013 and 2012, the valuation allowance increased (decreased) by approximately $722,057 and $(55,400), respectively.

At June 30, 2013 and December 31, 2012, the Company has federal net operating loss carryforwards of approximately $17,300,000 and $16,800,000, respectively, expiring in years through 2031. The Company’s federal net operating loss carryforwards are subject to certain annual utilization limitations under Section 382 of the Internal Revenue Code. The Company also has state and local net operating loss carryforwards of varying amounts, which also are subject to limitations under the applicable rules and regulations of those taxing jurisdictions. The Company does not believe that it is more likely than not that it will be able to utilize all of the losses before their expiration.

At June 30, 2013 and December 31, 2012, no deferred income taxes have been provided for the Company’s share of undistributed net earnings of foreign operations due to management’s intent to reinvest such amounts indefinitely. The determination of the amount of such unrecognized deferred taxes is not practical. Those earnings totaled approximately $2,357,000 and $3,412,000 at June 30, 2013 and December 31, 2012, respectively.

F-59

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 10 - Income Taxes (cont’d.)

The Company’s provision for income taxes also includes the impact of provisions established for uncertain income tax positions determined in accordance with ASC No. 740 as well as the related net interest. Tax exposures can involve complex issues and may require extended periods to resolve. Although the Company believes that it has adequately reserved for its uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. The Company adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters differs from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

The following summarizes the activity related to the gross unrecognized tax benefits from January 1, 2013 through June 30, 2013:

Balance at December 31, 2012	$6,687,288
Increases related to current year tax positions	191,728
Balance at June 30, 2013	$6,879,016

The unrecognized tax benefits at June 30, 2013 of $6,879,016, if recognized, would impact the effective tax rate. The unrecognized tax benefits may increase or decrease in the next twelve months depending on the Company’s tax positions.

Note 11 - Related Party Transactions

The Company has certain transactions with related parties. Related parties are various companies that the Company has transactions with, that have a common significant stockholder as the Company. The following entities are determined to be related parties: Tele2 AB (“Tele2"), Millicom International Cellular S.A. (“Millicom”), Modern Asset Management Incorporated, Anima Regni Partners LLC and Brookstone USA Inc (“Brookstone”).

All affiliate balances excluding affiliated debt and interest as noted in Note 6, are generated from sales and services provided and through payment and reimbursement of costs and borrowings to and from entities related through common control or ownership. Related party balances are paid/received in the normal course of business.

F-60

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 11 - Related Party Transactions (cont’d.)

The Company had receivables, payables and recorded revenues to related parties, at June 30, 2013 and December 31, 2012 and during the six months ended June 30, 2013 and 2012 as follows:

	Revenues		Due from Affiliates		Due to Affiliates
	Six months ended June 30,
	2013	2012	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
Millicom	$1,009,046	$2,160,620	$721,098	$782,396	$—	$—
Tele2	2,785,745	2,549,420	1,326,136	1,523,506	—	—
Brookstone	—	—	—	—	317,535	298,649
Other affiliates	—	—	—	4,884	31,323	28,127

	$3,794,791	$4,710,040	$2,047,234	$2,310,786	$348,858	$326,776

The Company also provides certain management services to a related party. Income from these services is recorded as management fee income on the accompanying statements of operations.

Note 12 - Benefit Plans

The Company and its subsidiaries maintain various defined contribution plans for its employees. The entities located in the United States established plans under Section 401(k) of the Internal Revenue Code. The Company contributes an amount ranging from 4% to 6% of the employee’s salary. The entities in Sweden have established defined contribution plans in accordance with their country’s regulations. The Company contributes an amount based upon the plan’s contribution formula which is based upon the employee’s salary. The Company’s contribution to the various plans amounted to approximately $617,000 and $624,000 during the six months ended June 30, 2013 and 2012, respectively.

Note 13 - Legal Proceedings

In the normal course of its business, the Company may be involved in various claims, negotiations and legal actions; however, at June 30, 2013, the Company is not a party to any litigation that is expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

F-61

MODERN HOLDINGS INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2013

(Unaudited)

Note 14 - Subsequent Events

In July 2013, two former owners of SCM, representing 22.5% of the 30% of the noncontrolling interests, put their member units to the Company (see Note 2).

In September 2013, one additional former owner of SCM, representing 6% of the 30% of the noncontrolling interests, put their member units to the Company.

In September 2013, SCM entered into a settlement agreement with its client AmTrust. The settlement agreement relieves the Company of any obligation to administer any past or future claims as well as sell some property and equipment. The Company anticipates recognizing a gain ranging from $1,100,000 to $1,500,000 in connection with the settlement agreement during the quarter ended September 30, 2013.

The Company evaluated subsequent events through October 1, 2013, which is the date the consolidated financial statements were available to be issued.

F-62

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All expenses will be borne by the registrant (except any underwriting discounts and commissions and expenses incurred by the selling shareholder in this offering). All amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

SEC registration fee		$1,421
FINRA filing fee		2,163
Accounting fees and expenses		675,000
Legal fees and expenses		130,000
Printing and engraving		7,000
Transfer Agent and Registrar fees		26,000
Miscellaneous expenses		40,000
Total	$	*

___________

* To be provided by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s certificate of incorporation to be in effect upon the closing of this offering includes provisions that eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for the following:

•	any breach of the director’s duty of loyalty to the registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper benefit.

II-1

To the extent Section 102(b)(7) is interpreted, or the Delaware General Corporation Law is amended, to allow similar protections for officers of a corporation, such provisions of the registrant’s certificate of incorporation shall also extend to those persons.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant to be effective upon completion of this offering provide that:

•	The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•	The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

ITEM 15. Recent Sales of Unregistered Securities

None.

ITEM 16. Exhibits and Financial Statements.

(a) Exhibits

The list of exhibits is set forth under “Exhibit Index” at the end of the registration statement and is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low end or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

II-2

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities to be offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which shall remain unsold at the termination of the offering.

(4) That, for the purposes of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be field pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of , State of , on _____________, 2013.

Modern Holdings Incorporated

By:
Name:
Title:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints                             , and                    ,                       and each of them, as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of shares of common stock of the registrant (the “common stock”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form S-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such common stock, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

II-4

EXHIBIT INDEX

Exhibit No.	Description
3.1(a)	Certificate of Incorporation
3.1(b)	Amendment to Certificate of Incorporation
3.1(c)	Amendment to Certificate of Incorporation
3.2	By-Laws of the Registrant, as amended, as currently in effect
4*	Form of common stock certificate
5*	Legal Opinion of LeClairRyan, A Professional Corporation
10.1	Letter of Credit with Svenska Handelsbanken AB for Modern Holdings Inc. dated January 31, 2013
10.2	Uncommitted Line of Credit with Svenska Handelsbanken AB for Lors Photography, Inc. dated January 31, 2013
10.3	Line of Credit with Svenska Handelsbanken for Basset AB dated April 19, 2013
10.4	Line of Credit with Svenska Handelsbanken for Xpeedio Support Solutions dated April 19, 2013
10.5+	Employment Agreement - Henry L. Guy
10.6+	Employment Agreement - Tobias Osterdahl
10.7	Termination, Assignment and Assumption Agreement between AmTrust North America, Inc. and Innova Claims Management, LLC dated September 3, 2013
10.8	Assignment and Assumption of Lease Agreement between Innova Claims Management, LLC and AmTrust North America, Inc. dated September 1, 2013
21	Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm
23.2	Consent of LeClairRyan (included in Exhibit 5)
24	Power of attorney. Reference is made to the signature page hereto.

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* To be filed by amendment.

+ Indicates a management contract or compensatory plan.

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